5

07027837

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grande Cache Coal Corp

*CURRENT ADDRESS

PROCESSED
NOV 09 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34802 FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 11/7/07

082-34802

ARLS
3-31-07

GRANDE CACHE COAL CORPORATION

ANNUAL INFORMATION FORM
for the Fiscal Year Ended March 31, 2007

June 29, 2007

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION ADVISORY

This Annual Information Form contains forward-looking information relating, but not limited, to Grande Cache Coal Corporation's (the "**Corporation**" or "**Grande Cache Coal**") expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This forward-looking information is given only as of the date of this Annual Information Form. In particular, this Annual Information Form contains forward-looking statements pertaining to the following: operating costs and coal production levels; capital expenditure programs; the recoverable quantity of coal reserves; projections of commodity prices and costs; supply and demand for coal; expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions, exploration and development; expectations regarding the Corporation's ability to obtain required equipment, personnel, mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; and treatment under governmental regulatory regimes and tax laws.

Shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this Annual Information Form, please refer to the section "Risk Factors" in this Annual Information Form.

The forward-looking statements contained in this Annual Information Form are based, in part, upon certain assumptions made by the Corporation, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each of the Corporation's mines; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in operations at mine sites; no variation in the expected transition to an owner operated surface mining fleet; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Corporation; no material variation in the operations of the Corporation's customers which could impact coal purchases; no material variation in historical coal purchasing practises of customers; coal sales contracts will be entered into with new customers; parties execute and deliver contracts currently under negotiation; and no material variations in the current regulatory environment.

The Corporation cautions that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Corporation's public filings with the Canadian securities regulatory authorities, including its most recent management information circular, management discussion and analysis, quarterly reports, material change reports and news releases. Copies of the Corporation's Canadian public filings are available at www.sedar.com. The Corporation further cautions that information contained on, or accessible through, this website is current only as of the date of such information and may be superseded by subsequent events or filings. Except as required by applicable securities laws, the Corporation undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information.

GENERAL GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following words and phrases shall have the meanings set forth below:

"ABCA" means the *Business Corporations Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"AEUB" means the Alberta Energy and Utilities Board;

"AMEC" means AMEC Americas Ltd. of Calgary, Alberta;

"AMEC 2006 Report" means the independent technical report of AMEC quantifying the coal reserves and resources of the open pit mine areas of the Corporation dated effective June 21, 2006 and entitled "2006 NI 43-101 Technical Report for Open Pit Coal Mines, Grande Cache, Canada";

"AMEC 2007 Report" means the independent technical report of AMEC quantifying the coal reserves and resources of the mineable coal deposits of the Corporation dated effective June 15, 2007 and entitled "2007 NI 43-101 Technical Report Grande Cache Coal Corporation, Grande Cache, Canada";

"Common Shares" means the common shares in the capital of Grande Cache Coal after giving effect to the Share Split and the reorganization of Grande Cache Coal's share capital on March 22, 2004;

"Corporation" or **"Grande Cache Coal"** means Grande Cache Coal Corporation;

"EPEA" means the *Environmental Protection and Enhancement Act* (Alberta), together with any amendments thereto and all regulations promulgated thereunder;

"GAAP" means Canadian generally accepted accounting principles;

"GSC 88-21" means the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada", J.D. Hughes, L. Klatzel-Mudry and D. J. Nikols, 1989;

"McIntyre" means the former McIntyre Mines Ltd.;

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

"No. 7 Mine" means the underground mine of the Corporation covered by Alberta Energy Coal Lease No. 1300090001;

"No. 8 Mine" means the proposed surface mine of the Corporation covered by Alberta Energy Coal Lease No. 1300090002;

"No. 8 Mine East" means the proposed extension by the Corporation of the No. 8 Mine surface covered by Alberta Energy Coal Lease Nos. 1306020563 and 1304020416;

"No. 12 Mine North" means the development area of the Corporation which has the potential for surface mining operations of low volatile coal covered by Alberta Energy Coal Lease No. 1306020565;

"No. 12 Mine South" means the surface mine of the Corporation and includes the No. 12 Mine South B2 pit area and the No. 12 Mine South A area which is the proposed southeast strike extension of the B2 pit area covered by Alberta Energy Coal Lease No. 1303010775;

"No. 12 Mine South A" means the proposed southeast strike extension of the No. 12 Mine South B2 pit area;

"No. 12 Mine South B2" means the surface mine of the Corporation covered by Alberta Energy Coal Lease No. 1303010775;

"No. 16 Mine" means the proposed surface mine of the Corporation covered by Alberta Energy Coal Lease No. 1304020419;

"Project" means the Grande Cache Coal coal project covering the production of metallurgical coal from the development of mines on the Corporation's 14 coal leases covering an aggregate of 22,704 hectares in the Smoky River Coalfield;

"Series 1 Preferred Shares" means the exchangeable redeemable preferred shares in the capital of Grande Cache Coal after giving effect to the reorganization of Grande Cache Coal's share capital on March 22, 2004, which shares were converted into Common Shares on a 1.2307600339-for-one basis on May 12, 2004;

"Share Split" means the split of the class "A" voting common shares of the Corporation on a 25.937208-for-one basis effective March 22, 2004;

"SRCL" means the former Smoky River Coal Limited;

"TSX" means the Toronto Stock Exchange;

"WEIR" means Weir International, Inc. of Downers Grove, Illinois, United States; and

"WEIR 2006 Report" means the independent mineral resource and mineral reserve technical report of WEIR dated June 20, 2006 in respect of the No. 7 Mine underground of the Corporation and entitled "Technical Report for the No. 7/4 Mine prepared for Grande Cache Coal Corporation June 2006 Project No. 5113".

CONVENTIONS

Certain terms used herein are defined in the "General Glossary" and the "Glossary of Technical Terms". All historical financial information with respect to the Corporation has been presented in Canadian dollars in accordance with GAAP.

CURRENCY

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

CONVERSION FACTORS

Measurements in this Annual Information Form are generally given in metric units. The following table sets forth standard conversions between metric units of measure and imperial units of measure.

To Convert From	To	Multiply By
Cubic metres	cubic yards	1.308
Metres	feet	3.281
Kilometres	miles	0.621
Hectares	acres	2.471
Kilograms	pounds	2.205
Tonnes	long tons	0.984
KJ/kg	Btu/lb	0.430

GLOSSARY OF TECHNICAL TERMS

The following are definitions of certain of the geological terms and references contained in this Annual Information Form.

"adit" means a horizontal opening to access a coal seam;

"anticline" means a fold, generally convex upward, whose core contains the stratigraphically older rocks;

"ash" means ash forming constituents which may be subdivided into two basic classes: those that are structurally a part of the coal and hence inseparably mixed with it and segregated impurities that can be eliminated to a greater or lesser extent by ordinary cleaning methods;

"ASTM" is the abbreviation for the American Society for Testing Materials;

"BCM" means bank cubic metre, which represents one cubic metre of material measured prior to disturbance;

"bituminous coal" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/kg, commonly used for utility and industrial steam purposes and, in the steel-making industry, for making coke or for pulverized coal injection into the blast furnace;

"coal rank" means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics;

"coal reserve" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining;

"coal washability" means the analysis of the specific gravity distribution of chemical and physical characteristics of coal;

"coke" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel;

"coking coal" is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke;

"continuous miner" means a mining machine designed to remove coal from the face and to load that coal into cars or conveyors without the use of cutting machines, drills or explosives;

"depillar" means the retreat mining of pillars left in place after underground mine development;

"dip" means the angle at which a stratum is inclined from the horizontal, measured perpendicular to the strike and in the vertical plane;

"drill hole" means a circular hole made by drilling either to explore for minerals or to obtain geological information;

"dry basis" means coal that has moisture removed by prescribed laboratory procedure or excluded by calculation;

"fault" means a fracture in rock along which the adjacent rock surfaces are differentially displaced;

"fixed carbon" means the solid residue, other than ash, remaining after the volatile matter has been liberated from coal during combustion;

"float/sink" means a laboratory procedure which measures the floating and sinking of particles of material of various size fractions in heavy liquids at various specific gravities;

"free swelling index" or **"FSI"** means a number assigned to particular coal used in determining its suitability for coke making or other uses. The index, from one to nine, is determined by tests established by ASTM standards;

"froth flotation" means a process for recovering particles of coal or other minerals, in which the particles adhere to bubbles and can be removed as part of the froth;

"geophysical log" means a graphic record of the measured or computed physical characteristics of the rock section encountered in a borehole, plotted as a continuous function of depth;

"highwall" means the unexcavated face of exposed overburden and coal or ore in an open-cast mine or the face or bank of the uphill side of a contour strip-mine excavation;

"ISO" means the International Organization for Standardization, a worldwide federation of national standards bodies;

"KJ/kg" means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of a kilogram of combustible material, such as coal, under specific conditions;

"lease" means a contract between a landowner and a lessee, granting the lessee the right to search for and produce coal upon payment of an agreed rental, bonus and/or royalty;

"metallurgical coal" means the various grades of coal suitable for making steel and includes coking coal and PCI coal;

"mineable" means capable of being mined under current mining technology and environmental and legal restrictions, rules and regulations;

"OSD" means the contamination of mined coal with rock outside of the coal seam being mined;

"outcrop" means coal which appears at or near the surface; the intersection of a coal seam with the surface;

"overburden" means materials that overlie a mineral deposit;

"PCI" means pulverized coal injection, a process in which coal is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement of high quality coking coals which are typically more expensive;

"pit" means an open excavation from which the raw mineral being mined is extracted;

"portal" means the surface entrance to an underground mine;

"processing plant" means a facility where coal is prepared for market or other usage. It consists of equipment that separates coal from impurities. Coal is washed, thermally or mechanically dried, sized, stored and loaded for shipment or conveyed to use point;

"proximate analysis" means a laboratory analysis to determine the percentage by prescribed methods of moisture, volatile matter, fixed carbon and ash;

"raw coal" means coal from the breaker that has not been processed in a processing plant;

"reclamation" means the rehabilitation of land at a mining site after the coal is extracted. Reclamation operations are usually conducted as production operations are taking place elsewhere at the site. This process commonly includes recontouring or reshaping the land to its approximate original appearance, replacing topsoil and planting native grasses, trees and ground covers;

"resource" means all in-situ coal tonnes meeting either underground or surface criteria specified in GSC 88-21. Those tonnes can be considered as technically extractable coal independent of economic criteria;

"room-and-pillar mining" means a system of mining in which the coal is mined in rooms separated by pillars, which are subsequently mined;

"rotary drill" means a drill machine that rotates a rigid, tubular string of rods to which is attached a bit for cutting rock to produce boreholes;

"royalty" means a share of the product or profit reserved by the owner for permitting another to use the property;

"run-of-mine coal" or **"ROM"** means the coal produced from the mine before it is processed;

"saleable coal" means the shippable product of a coal mine or processing plant. Depending on customer specifications, saleable coal may be ROM, crushed-and-screened (sized) coal, or the clean coal from a processing plant;

"shovel" means a large electric or diesel powered machine used in the open pit mining process to remove and load overburden or coal;

"shuttle car" means self-discharging underground equipment used for receiving coal from the mining machine and transferring it to an underground loading point or belt conveyor system;

"strike" means the course or bearing of an inclined bed, vein or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip;

"strip ratio" means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced. A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal;

"surface mine" means a mine in which the mineral deposit lies sufficiently near the surface to be extracted by removing the overburden;

"syncline" means a series of flat-lying rock strata that has been folded into a trough-like geological structure;

"thrust fault" means a fault with a dip of 45 degrees or less over much of its extent, on which the hanging wall appears to have moved upward relative to the footwall;

"tonne" means a metric tonne, which is approximately 2,205 pounds, as compared to a "short" ton, which is 2,000 pounds, or a "long" ton, which is 2,240 pounds. Unless expressly stated otherwise, the metric tonne is the unit of measure used in this Annual Information Form;

"underground mine" means a mine that is located below the earth's surface. Coal is removed mechanically and transferred by shuttle car or conveyor to the surface;

"volatile matter" means those products, exclusive of moisture, given off by a material such as gas or vapour, determined by definite prescribed methods, which may vary according to the nature of the material; and

"yield" means the ratio of the clean coal product to the raw coal plant feed, expressed as a percentage.

CORPORATE STRUCTURE

The Corporation was incorporated under the name Grande Cache Coal Company Inc. pursuant to the ABCA on July 24, 2000. On November 3, 2000, Grande Cache Coal filed Articles of Amendment to reorganize its share capital. On October 1, 2001, Grande Cache Coal filed Articles of Amendment to reorganize its share capital and revise certain "private company" provisions in its Articles. On January 4, 2002 and April 15, 2002, Grande Cache Coal filed Articles of Amendment to reorganize its share capital. On November 18, 2002, the Corporation filed Articles of Amendment to change its name to Grande Cache Coal Corporation, remove "private company" provisions from its Articles and reorganize its share capital. On March 22, 2004, the Corporation filed Articles of Amendment to effect the Share Split and to reorganize its share capital to consist of an unlimited number of Common Shares without nominal or par value and an unlimited of preferred shares, issuable in series. In addition, the Articles of Amendment authorized the creation of the Series 1 Preferred Shares. See "Share Capital".

Grande Cache Coal's head office is located at Suite 1610, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Grande Cache Coal has one inactive wholly-owned subsidiary, Smoky River International Inc., which is incorporated under the ABCA.

GENERAL DEVELOPMENT OF THE BUSINESS

Historical Development of the Business

The Corporation was formed in July 2000 to reactivate metallurgical coal mining in the Smoky River Coalfield near Grande Cache, Alberta. Grande Cache Coal purchased the principal production infrastructure of the previous mine operator including mechanical and electrical components for coal processing, the raw and clean coal handling equipment, the rail loadout facilities and all of the geological, engineering and environmental data and records related to prior operations. Annual coal production from surface and underground mines in the Smoky River Coalfield operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes. Most of the product was a high quality, hard coking coal that was exported to steel companies around the world. The coalfield also supplied fuel requirements to the H.R. Milner Generating Station located adjacent to the coal processing facilities.

The following is a summary of the significant events in the development of Grande Cache Coal's business over the last three completed financial years.

May 12, 2004 – Grande Cache Coal completed the initial public offering of 22,000,000 Common Shares at a price of $2.60 per Common Share for gross proceeds of $57 million. Upon completion of the initial public offering, Grande Cache Coal's Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "GCE".

August 2004 – Alberta Environment issued Grande Cache Coal an approval pursuant to the *Environmental Protection and Enhancement Act* (Alberta) (the "**EPEA**"), which approval was the final significant regulatory requirement for Grande Cache Coal to commence mining at the No. 12 Mine South B2. The first raw coal was mined from the No. 12 Mine South B2 for processing at the coal processing plant. North American Enterprises Ltd., a subsidiary of North American Energy Partners Inc., began contract mining at the No. 12 Mine South B2.

October 2004 – Grande Cache Coal entered into a rail transportation agreement with Canadian National Railway Company ("**CN**") for coal production from the Project, which agreement was in effect through March 31, 2007 with competitive yearly contract rates. In addition, Grande Cache Coal entered into a port loading services agreement with Westshore Terminals Ltd. ("**Westshore Terminals**") at Roberts Bank, British Columbia, which agreement is valid through March 31, 2013, with yearly escalation clauses. With the completion of these agreements, Grande Cache Coal commenced transporting coal via CN to Westshore Terminals at Roberts Bank, British Columbia.

November 2004 – The first raw coal was mined from the No. 7 Mine. In addition, Grande Cache Coal completed its first export metallurgical coal shipment from Westshore Terminals.

February 25, 2005 – Grande Cache Coal completed the underwritten private placement of 2,942,000 units of the Corporation at a price of $13.60 per unit for gross proceeds of $40 million. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Corporation, each whole common share purchase warrant entitling the holder to acquire one Common Share of the Corporation at a price of $16.25 per share on or before February 27, 2006.

February 2006 – Grande Cache Coal acquired an additional 3,216 hectares of coal leases in the Smoky River Coalfield. The majority of the acquired lease area is located in the new No. 12 Mine North development area which has the potential for surface mining operations of low volatile coal. The Corporation believes the majority of the coal in the new area will be coking coal with some significant areas of low ratio PCI coal also included. All of the land covered by the new leases area is zoned Category 4 under the Alberta Coal Policy and as such is designated for coal development provided the applicable regulatory approval process is completed.

March 2006 – Grande Cache Coal completed the shipment of one million tonnes of metallurgical coal to its steel industry customers since its operations began in November 2004. The one million tonnes of metallurgical coal does not include any thermal coal sold by Grande Cache Coal to the H.R. Milner Generating Station.

April 5, 2006 – Grande Cache Coal completed the underwritten private placement of 10,000,000 units of the Corporation at a price of $2.70 per unit for gross proceeds of $27 million. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Corporation, each whole common share purchase warrant entitling the holder to acquire one Common Share of the Corporation at a price of $3.40 per share on or before April 5, 2007.

October 2006 – Grande Cache Coal acquired an additional 4,016 hectares of coal leases in the Smoky River Coalfield. The acquired leases consist of three separate blocks: the first lease is located southeast of the Corporation's coal processing plant; the second lease is located southwest of the Corporation's current operations at the No. 7 Mine; and the third lease is located south of the Corporation's existing No. 12 Mine South B2. All of the land covered by the new lease areas is zoned Category 4 under the Alberta Coal Policy and as such is designated for coal development provided the applicable regulatory approval process is completed. Grande Cache Coal intends to assess the leases for longer term coking coal production opportunities.

October 25, 2006 – Grande Cache Coal announced the end of its relationship with North American Energy Partners ("**NAEP**"), which most recently was operating the surface mine through the initial high strip ratio phase of mining.

February 2007 – Grande Cache Coal exercised its option to extend the maturity date of its secured credit facility with Brookfield Bridge Lending Fund ("**Brookfield**") to April 8, 2008. The credit facility consists of a $10 million term facility and a $15 million revolving facility. The facility is secured by a general security agreement and interest is payable monthly at a rate of prime plus 2% per annum.

March 2007 – Grande Cache Coal renewed its coal throughput agreement with Thunder Bay Terminals Ltd. ("**Thunder Bay Terminals**") to service the steel mills on the Great Lakes, which agreement is in effect until December 31, 2007.

April 2007 – Grande Cache Coal renewed its rail transportation agreement with CN for delivery of coal from the Project to Thunder Bay, Ontario, which agreement is in effect until December 31, 2007.

April 2007 – Grande Cache Coal loaded and recorded the sale of two million tonnes of metallurgical coal since the first shipment in November 2004.

May 2007 – Grande Cache Coal entered into a rail transportation agreement with CN for the delivery of coal from the Project to Roberts Bank, British Columbia, which agreement is in effect until March 31, 2008.

Recent Developments and Anticipated Changes in Business

During the third quarter of fiscal 2007, Grande Cache Coal ended its relationship with NAEP, which Grande Cache Coal hired on a contract basis to develop infrastructure for its No. 12 Mine South B2 and its No. 7 Mine and to operate the surface mine through the initial high strip ratio phase of mining. As this stage of operations has been completed, Grande Cache Coal phased out NAEP's presence on-site and is currently transitioning to an owner-operated, appropriately-sized surface mining fleet to reduce its production costs. Full-scale mining operations at the No. 12 Mine South B2 will resume with Grande Cache Coal employees and equipment. The Corporation is finalizing the acquisition of a fleet of mining equipment with which to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing. The Corporation has placed deposits on a mining shovel, a mining drill and a fleet of haul trucks. It is anticipated that full-scale operations in the surface mine will resume in September 2007, conditional upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment.

It is anticipated that the Corporation's coal sales volumes for fiscal 2008 will be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and the timely commissioning of equipment for full-scale mining operations at the No. 12 Mine South B2. It is projected that coking coal will account for 90% of the total sales volumes and achieve an average price of approximately U.S.$85 per tonne. It is anticipated that PCI sales will account for 10% of the total sales volumes and realize an average price of approximately U.S.$68 per tonne.

DESCRIPTION OF THE BUSINESS

General

Grande Cache Coal is an Alberta-based metallurgical coal mining company whose experienced team of coal professionals has developed a long-term mining operation producing metallurgical coal for the steel industry from its coal leases covering approximately 22,000 hectares in the Smoky River Coalfield located in west central Alberta (see Figure 1). The coal project ("**Project**") includes the production of metallurgical coal from the development of the following mines:

- No. 12 Mine South B2, a surface mine which commenced production in August 2004. This mine is expected to produce approximately 3.3 million tonnes of ROM coal (2.3 million tonnes of saleable coal) during the remaining life of the mine.
- No. 7 Mine, an underground mine which commenced production in November 2004. This mine is expected to produce approximately 4.0 million tonnes of ROM coal (3.0 million tonnes of saleable coal) during the remaining life of the mine.
- No. 8 Mine, a surface mine expected to commence production in fiscal 2009. This mine is expected to produce approximately 15.8 million tonnes of ROM coal (11.4 million tonnes of saleable coal) during the life of the mine.
- No. 16 Mine, a surface mine expected to produce approximately 13.9 million tonnes of ROM coal (10.4 million tonnes of saleable coal) during the life of the mine.

The Corporation owns four coal leases covering the foregoing mines and owns ten additional coal leases which have exploration and development potential. The Corporation plans to conduct extensive exploration and evaluation of the coal potential of the coal leases which it holds in the Smoky River Coalfield with a view to identifying additional development and production options. The coal leases owned by Grande Cache Coal and the principal designated mines of Grande Cache Coal are shown on Figure 2.

Grande Cache Coal is closely monitoring other opportunities for coal development both in western Canada and other geographic areas. While the primary focus of Grande Cache Coal will remain the development of a sustainable, long-term mining project based on the coal resources the Corporation has in the Grande Cache area, management believes there are other attractive opportunities that warrant consideration. These potential opportunities will continue to be monitored by management to assess the growth potential for Grande Cache Coal. Where appropriate, Grande Cache Coal is also committed to studying mining ventures involving other industrial minerals to take advantage of any strategic opportunities for growth that may arise.

Figure 1: Location of Grande Cache Coal Corp.



N
W
E
S
British Columbia
CANADA
0
200
400
km
Alberta
Dawson Creek
Prince Rupert
Chetwynd
Grande Prairie
Grande Cache Coal
Prince George
Grande Cache
Hinton
Edmonton
Pacific Ocean
Kamloops
Calgary
Vancouver
Sparwood
U.S.A.


True North
GCC Coal Leases, Current
Coal Policy Category 4
Highway 40
Railway
Haul Road Network
Tailings Ponds Reject Disposal Site
Beaverdam Road
Stream River
Future Mining Area
Township Boundary
Township Section Boundary
Current Active Mining
Grande Cache Coal Corporation
1304020418
1304020419
No. 16 Mine Lease
1306020565
No. 12 North
Beaverdam Road
SHEEP CREEK ACCESS ROAD
1304020416
No. 12 South B2 Mine
No. 12 South A
1304020417
1306020564
1304001006
No. 8 Mine
1300000002
GCC Plantsite
1306080742
1306020463
H R Milner Generating Station
Tailings Ponds
Flood Creek Disposal Site
CN Rail
1300090001
No. 7 Mine
1306080741
1306080740
Beaverdam Road
Highway 40 to Grande Prairie
Highway 40 to Hinton
0 1000 2000 3000 4000 5000 6000 7000 M

Figure 2

Current Coal Leases and Designated Mines

Author BRK	Session leasecurr	June 13 2007

Grande Cache Coal Corporation

Principal Product and Markets

The Project's principal product is hard coking coal. Hard coking coal is a type of metallurgical coal, which is a term used to describe coal products suitable for making steel in the integrated steel mill process. When making steel, two of the key raw ingredients are iron ore and coke. Coke is used to convert the iron ore into molten iron. Coke is made by heating coking coal to about 2000°F (1100°C) in the absence of oxygen in a coke oven. The lack of oxygen prevents the coal from burning. The coking process drives off various liquids, gases and volatile matter. The remaining solid matter forms coke, a solid mass of nearly pure carbon. Approximately 1.5 tonnes of metallurgical coal are needed to produce one tonne of coke. Only certain types of metallurgical coal have the necessary characteristics required to make coke. These characteristics include caking properties (the ability to melt, swell and re-solidify when heated) and low impurity levels (e.g. moisture, ash, sulphur, etc.).

There are three main categories of metallurgical coal: (i) hard coking coal that forms high-strength coke; (ii) semi-soft coking coal that produces coke of lesser quality; and (iii) PCI coal. PCI coal is generally not considered to be a coking coal, rather it is used primarily for its heat value and is injected into a blast furnace to replace expensive coke. Semi-soft and PCI coals normally have lower sales values compared to hard coking coal due to the relative availability of these products. Integrated steel mills will optimize the use of semi-soft and PCI coals in order to reduce overall costs. However, there are technical limits to the ability of integrated steel mills to substitute semi-soft and PCI coals for hard coking coal in their coking coal blend. During periods of high steel demand, high productivity and high PCI-rate furnaces require higher coke quality, for which more high quality hard coking coal is required.

The following schematic outlines how steel is produced in an integrated steel mill.


Iron Ore
Blast Furnace
Molten Iron
Basic Oxygen Furnace
Crude Steel
Coking Coal
Coking Oven
Coke
PCI Coal

The principal market for Grande Cache Coal's hard coking coal is the seaborne hard coking coal market. The seaborne hard coking coal market is defined by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the relative low cost of seaborne transportation. Total worldwide production of higher quality metallurgical coal was reported to be 150 million tonnes in 2006 and expected to increase to 169 million tonnes in 2007. Australia was the largest exporter at 62% while Canada followed at 17%. Australia, Canada and the United States account for 93% of total world seaborne trade.

Trade in the seaborne hard coking coal market is influenced by crude steel production that, in turn, is largely dependent on the overall state of regional and global economic conditions. The global trade of steel products is very large and fluctuations in supply and demand in various regions throughout the world are common. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mill process has been steadily increasing. In turn, the volume of hard coking coal used in this process has not experienced the same variability as total steel production; however, recent price stratification has, in the short term, resulted in increased volume volatility of hard coking coal used in the process. Canadian hard coking coal is competitive in the seaborne market due to its high quality, its suitability for blending with coking coals from other countries and the desire of steel producers to diversify their supplier base in order to create competition and security of supply. Grande Cache Coal's principal market is Asia, however, Grande Cache Coal has a market diversification program to expand its customer base in North America, Latin America and Europe. See "Marketing and Coal Sales".

Principal Competition

The Corporation currently competes primarily with coal producers from Canada, Australia and the United States in the seaborne hard coking coal market. The supply of coal in the global markets and the demand for coal among the world's steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. In addition, a number of steel producers deal with multiple coal suppliers in order to promote security of supply and further competitiveness in this market.

Competitive Position

The competitive position of the Grande Cache Coal is primarily determined by its production and transportation costs compared to those of other producers throughout the world. Costs are influenced largely by the location and nature of coal deposits, mining and processing input costs, transportation and port costs, currency exchange rates, operating and management skill and government taxation and policy.

Competitive position is also dependent upon the stability of supply to customers and coal quality. Nearly all of Grande Cache Coal's production is hard coking coal. The Corporation's coal products are comparable in quality with those of Grande Cache Coal's competitors and perform well when blended by customers with other coals. The varying chemical and physical properties of its coal products, their relative supply and demand balance in the market, and any differences in ocean freight costs into various markets can result in some differentiation in pricing for Grande Cache Coal's hard coking coal products.

Cyclical Nature of Seaborne Hard Coking Coal and Coal Markets

The market for hard coking coal was characterized by a large number of producers, excess capacity and low prices for almost two decades prior to 2003. Over time, slow but steady growth in the demand for seaborne hard coking coal absorbed much of the production capacity and with few new mines coming into production and some closing, supply and demand began to tighten in 2003.

Demand for hard coking coal strengthened in 2004 with the continued growth in global steel production, driven largely by the high production rates of integrated steel mills in Europe and Japan. In addition, the small but increasing volume of net imports of seaborne hard coking coal by steel mills in China also influenced demand. At the same time, production and delivery issues at some mines in Australia, the United States and Canada were contributing to declining hard coking coal inventories. As a result, integrated steel mills and coke producers around the world were negotiating for significant coal purchases at a time when supplies were tightening. Accordingly, hard coking coal prices reached historically high levels.

Negotiations for the 2006 coal year were conducted under different circumstances. In late 2005, some integrated steel mills slowed deliveries of hard coking coal and substituted coals of lesser quality in response to a widening price gap between hard coking coal and semi-soft coking coals. Some mills were also responding to high raw materials inventories and a slow down in steel production. At the same time, many integrated steel mills in China did not fulfill their contracts with producers, and there was a high availability of coal from producers around the world, including some incremental coal supply. As a result, hard coking coal prices came off historically high levels. Grande Cache Coal's hard coking coal prices for the 2007 coal year were approximately U.S.$100 per tonne.

Cyclical market conditions, along with normal variations in sales and operations, lead to uncertainty in Grande Cache Coal's sales volume estimates for the year. Rising steel prices and demand, or coal production or shipment interruptions in the global supply chain, could result in increased sales.

Over time, it is expected that continued economic expansion in China and India may require these nations to import additional seaborne hard coking coal. Most of China's current needs are being met internally and by overland imports from Mongolia. India's large population and industrial growth, and lack of hard coking coal resources, may turn the country into a more significant importer of seaborne hard coking coal. On the supply side, while there were few and relatively minor disruptions of coal supply until late in 2006 and 2007, production or shipment interruptions are a normal part of the business and should be anticipated. New sources of hard coking coal from competitors in Australia and Canada are coming on line and will continue to do so over the next two or three years. While the projects are not large individually, they have the potential to add a significant amount of supply on a cumulative basis. Infrastructure constraints in Australia are being mitigated and additional capacity is being added to port and rail facilities.

These cyclical market conditions, taken together with normal variations in sales and operations, result in a high level of uncertainty in Grande Cache Coal's year over year sales volumes and such variations should be anticipated.

Mining Operations

Surface Mine Operations

During the third quarter of fiscal 2007, Grande Cache Coal ended its relationship with NAEP, which Grande Cache Coal hired on a contract basis to develop infrastructure for its No. 12 Mine South B2 and its No. 7 Mine and to operate the surface mine through the initial high strip ratio phase of mining. As this stage of operations has been completed, Grande Cache Coal phased out NAEP's presence on-site and is currently transitioning to an owner-operated, appropriately-sized surface mining fleet to reduce its production costs. Full-scale mining operations at the No. 12 Mine South B2 will resume with Grande Cache Coal employees and equipment. The Corporation is finalizing the acquisition of a fleet of mining equipment with which to operate the surface mine. Financing for the equipment is currently being negotiated and is expected to result in a combination of lease and debt financing. The Corporation has placed deposits on a mining shovel, a mining drill and a fleet of haul trucks. It is anticipated that full-scale operations in the surface mine will resume in September 2007, conditional upon timely delivery of the mining equipment and the availability of skilled labour for commissioning the equipment.

Grande Cache Coal is currently drawing down the existing inventory of coal in the No. 12 Mine South B2 pit which was stockpiled in 2006. Full-scale mining activities will recommence based on a typical truck shovel operation. A hydraulic shovel (21 cubic metres) will be utilized as the primary loading unit. The waste will be hauled in large rear dump trucks with 170 tonne capacity to nearby waste dumps. Once the overburden is removed, the coal will be loaded onto trucks for transport to the coal processing plant. A diesel hydraulic blasthole drill will be used for the bulk of production drilling. The other support equipment planned to be in use includes:

- tracked dozers for coal cleaning, shovel support, as well as road and waste dump construction and maintenance;
- road graders for haul road construction and maintenance;
- a front-end loader for coal loading and shovel backup;
- backhoes for coal cleaning and recovery, and ditching for water control;
- miscellaneous equipment for construction, dust suppression, and maintenance;
- portable lighting for pits and dumps; and
- pumps for in-pit water control.

Grande Cache Coal has plans for the development of No. 8 Mine surface upon receipt of all necessary regulatory approvals. The timing of the development of the No. 16 Mine is currently under review. The open pit mines will all be developed with similar operating techniques, mining equipment, process plant and other shared facilities. Operating parameters for the future open pit mines will generally be similar to No. 12 Mine South B2 with allowances for location, coal stratigraphy and structure, and geotechnical conditions.

Underground Mine Operations

Grande Cache Coal's underground operations at the No. 7 Mine employ the room-and-pillar mining method and the Seam 4 mineable reserves are being accessed from four in-seam surface portal entries. The portals are used for air intake ventilation, a supply and access portal, a conveyor beltway and return air portal. The mine has been developed using a set of seven main production headings which were developed on the way in and are being depillared. Shuttle cars are used to transport the coal from the continuous miners to the belt conveyor system. Roof bolting machines are utilized to install roof support. After a panel is developed, one continuous miner is utilized to depillar the panel. The second continuous miner, a roof bolter and a shuttle car are used to set up the next panel to be developed. Mining recovery of 70% is projected from the No. 7 Mine reserves.

Grande Cache Coal's current plan is that, upon completion of the No. 7 Mine, the underground equipment and mining operations will be transferred to the No. 12 Mine South A underground.

Processing Operations

Run-of mine coal is delivered by truck from the underground portal at No. 7 Mine and the coal stockpile at No. 12 Mine South B2 to a run-of-mine coal stockpile. After removal of the oversize material in the breaker, the plant feed coal is conveyed to the raw coal silo. Initial cleaning of the coarse coal takes place in heavy media cyclones using finely ground magnetite in water as the dense medium. Fine coal is cleaned in froth flotation circuits. The coal is dewatered in centrifuges or on disc filters before being dried in a fluidized bed dryer. The clean coal is transferred to a clean coal stockpile for loading onto rail cars. Tailings are thickened and pumped to one of the active tailings ponds. Coarse refuse is utilized for construction projects or hauled to a long term storage area at Flood Creek.

The Corporation currently uses two tailings ponds, designated as Cells 1 and 3, for storage of fine tailings. The tailings are slurried by pipeline from the plant tailings thickener to the tailings ponds. The Corporation holds Miscellaneous Lease MLL040071 covering the two tailings ponds.

The Corporation is currently undertaking improvements to the tailings ponds to optimize storage volume. In the event that Cells 1 and 3 are filled, the Corporation has access to an adjacent tailings pond (Cell 4) constructed by a previous operator and located within the Corporation's Mine Permit area. The Corporation would have to obtain an amendment of its Miscellaneous Lease and post additional reclamation security with Alberta Environment in order to utilize Cell 4.

Mining Costs

Mining and processing input costs such as fuel, steel, tires, labour and maintenance, parts and supplies can have a significant impact on the costs of producing metallurgical coal. During its fiscal year ended March 31, 2007, the Corporation experienced high costs for operating supplies such as increased energy and material costs. In addition, the recent growth in global mining activities has created a demand for equipment and materials that out paces supply. As a result, future operations could be impacted if the Corporation experiences difficulty obtaining equipment and supplies on a timely basis. Lastly, growth in the mining industry has created demand and competition for certain skilled services.

Production and Quality Control

All exposed coal seams are sampled and analyzed under the supervision of professional geologists and categorized by quality and coking potential. Run-of-mine coal and processed coal is continuously tested in the Corporation's onsite laboratory. These data are then used to determine stockpiling and blending strategies. As a result, the Corporation has an available inventory of coal sources of varying qualities, which can be combined, as required, to form blended products. In addition to sampling at source, coal is sampled at all stages of coal processing, at the rail loadout and at the port, to control quality. By blending coals of different qualities, the Corporation is able to create a consistent, high quality product.

Coal Transportation

The coal processing plant is located adjacent to the CN branch line, which connects to the CN main line at Swan Landing, between Hinton and Jasper. The loadout facilities are set up to weigh and load unit trains (each train carrying up to 12,000 tonnes). A spray system coats the coal and each railcar with a dust inhibitor to minimize the escape of coal dust during transportation. Grande Cache Coal has entered into a rail transportation agreement with CN to transport coal production from the Project to Westshore Terminals at Roberts Bank, British Columbia, which agreement is in effect until March 31, 2008. Grande Cache Coal has also entered into a rail transportation agreement with CN to transport coal production from the Project to Thunder Bay Terminals at Thunder Bay, Ontario, which agreement is in effect until December 31, 2007. During fiscal 2007, approximately 75% of Grande Cache Coal's coal shipments were westbound and approximately 25% were eastbound. Westshore Terminals provides ship loading services pursuant to a port loading services agreement, which agreement is valid through March 31, 2013, with yearly escalation clauses. Thunder Bay Terminals provides loading services pursuant to an agreement which is in effect until December 31, 2007.

Marketing and Coal Sales

Over 50 million tonnes of metallurgical coal was supplied to international markets from the Smoky River Coalfield between 1970 and 2000. The coal has been used by many of the major steel producers in Asia, Europe and South America.

Grande Cache Coal's initial marketing efforts focused on steel companies in Japan and Korea. In fiscal 2006 and 2007, Grande Cache Coal's marketing activities were expanded to include steel companies in North America, Latin America and Europe. During fiscal 2008, Grande Cache Coal will continue to pursue its market diversification efforts. Grande Cache Coal intends to pursue evergreen coal sales contracts with all of its customers.

It is anticipated that the Corporation's coal sales volumes for fiscal 2008 will be in the range of 1.4 to 1.6 million tonnes, contingent upon adequate rail service and the timely commissioning of equipment for full-scale surface mine operations at the No. 12 Mine South B2. It is projected that coking coal will account for 90% of the total sales volumes and achieve an average price of approximately U.S.$85 per tonne. It is anticipated that PCI sales will account for 10% of the total sales volumes and realize an average price of approximately U.S.$68 per tonne.

GRANDE CACHE COAL PROJECT

Independent Technical Report

Grande Cache Coal retained AMEC to provide a single independent technical report covering all of Grande Cache Coal's mineable coal deposits in the Smoky River Coalfield. The AMEC 2007 Report is a compilation of the AMEC 2006 Report that covered the open pit areas and the WEIR 2006 Report that covered the No. 7 Mine underground. The AMEC 2007 Report includes recent drilling activity in the No. 8 Mine and No. 12 Mine South A areas that represents new information since the date of the previous technical reports. The terms of reference for the AMEC 2007 Report include an independent evaluation of the coal resources and reserves in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("**NI 43-101**"). All disclosure of a technical nature in this Annual Information Form respecting the Corporation's mineable coal deposits is derived from the AMEC 2007 Report. The authors of the AMEC 2007 Report are Ross T. Griffiths, P.Eng., Principal Geologist of AMEC and Colin G. Weber, P.Eng., Principal Engineer of AMEC. Mr. Griffiths is a "Qualified Person" under NI 43-101.

The AMEC 2007 Report, the AMEC 2006 Report and the WEIR 2006 Report have been posted on SEDAR at www.sedar.com and are available on the Corporation's website at www.gccoal.com. The AMEC 2007 Report is incorporated by reference in this Annual Information Form.

Property Description and Location

The Corporation's mines and process facilities are located within the Corporation's coal mining lease blocks which are located approximately 20 kilometres north of the town of Grande Cache, in the Municipal District of Greenview in west central Alberta, Canada. See Figures 1 and 2.

The No. 7 Mine area is within Townships 57 and 58, Ranges 8 and 9, west of the 6th Meridian covering Sections 31, 36, 1 and 6 in those two townships.

The No. 8 Mine area covers portions of Sections 16 to 19, Township 58, Range 8, West of the 6th Meridian. This mine area is located in an area of rugged topography on the top and sides of the ridge between the Smoky River and Sheep Creek valleys. It lies between 120 and 550 metres above the Sheep Creek valley floor.

No. 12 Mine is located approximately 6.4 kilometres west of the No. 8 Mine and consists of the No. 12 Mine South B2 pit and South A underground resource as well as the No. 12 Mine North. They cover portions of Sections 17, 19, 20, 30, Township 58, Range 9 and Sections 24, 25, 26, 35, 36, Township 58, Range 10, West of the 6th Meridian.

No. 16 Mine is located northeast and north of the No. 12 Mine area. The No. 16 Mine East includes the 16 E1 design pit and 16 E2 design pit which cover portion of Sections 29, 30, 31, Township 58, Range 9, and Section 36, Township 58, Range 10, West of the 6th Meridian. The No. 16 Mine West covers portion of Sections 1, 11, 10, Township 59, Range 10, West of the 6th Meridian.

Surface and Mineral Tenure

In Alberta, coal tenure is held through mineral leases granted by the province. Surface mining rights are also granted by the province first through a mine permit, followed by a mine licence. Grande Cache Coal holds the following leases which comprise the principal mineral properties forming the Project:

Mine Area	Lease Number	Area (hectares)	Date Recorded
No. 7 Mine	1300090001	608	September 6, 2000
No. 8 Mine	1300090002	496	September 6, 2000
No. 8 Mine East	1306020563	64	February 17, 2006
	1304020416	1,744	February 2, 2004
No. 12 Mine North	1306020565	2,736	February 17, 2006
No. 12 Mine South	1303010775	224	January 31, 2003
No. 16 Mine	1304020419	2,756	February 2, 2004

In addition, Grande Cache Coal owns seven additional coal leases which have exploration and development potential and cover approximately 14,250 hectares in the Smoky River Coalfield.

Coal leases are granted by the Provincial Government of Alberta for a period of 15 years and are renewable. Leases are granted with the following conditions: payment of a royalty; compliance with laws; indemnification of lessor; lost coal provision and agreement not to mine, without consent, under any bridge, railway, pipeline, public road or highway. Special provisions of the Corporation's leases include: cannot transfer lease without consent; compliance with a plan for mining coal from the lease; compliance with milestones and renewal is predicated on attaining milestones.

The Corporation operates under AEUB Permit C2003-1 issued in January 2003 and amended Permit C2003-1A. This permit, which encompasses 576 hectares, more or less, covers the area over the mineral leases that are utilized for the mining activities and the supporting infrastructure. The Corporation holds a number of surface rights dispositions issued by Alberta Sustainable Resource Development. These dispositions allow surface access to Crown lands covering the Corporation's areas of operations, notably mineral surface leases for mining areas, miscellaneous leases for the processing plant and ancillary facilities, and licenses of occupation for haul roads.

Access and Infrastructure

Provincial Highway 40 is a paved, two-laned road that connects the Project area with the town of Grande Cache and with the communities of Grande Prairie to the north and Hinton to the southeast. The Project area is served by a branch line of CN, which connects with the main east-west line of the CN, allowing access to the three major coal export terminals in British Columbia and to the Great Lakes.

Existing infrastructure at the Project consists of coal processing, coal loading, rail waste storage and office facilities. Adjacent to the Corporation's facilities is the coal fired H.R. Milner Generating Station owned by Milner Power Inc. (a subsidiary of Maxim Power Corp.). Electrical power is obtained from the provincial electrical power grid through a substation located next to the H.R. Milner Generating Station. Natural gas for thermal dryer operations at the coal processing plant and space heating at the mine offices and administration building is provided by a natural gas pipeline operated by ATCO. Water for processing plant requirements is obtained from the Smoky River via a water intake and pump station operated by the H.R. Milner Generating Station.

Topography and Climate

The Project area is located in the eastern foothills of the Rocky Mountains. Folding and faulting have resulted in a general trend of northwest-southeast elongated ridges, which are cut by rivers and streams generally flowing in a northeasterly direction. Elevations range from 1,050 metres in the Sheep Creek valley floor to over 2,000 metres in the No. 12 Mine North area. The area is forested land categorized as subalpine, serving general watershed, recreational and wildlife habitat uses. Approximately one-quarter of the Project area is above the elevation of the tree line. It is an area of rugged topography ranging between 120 and 550 metres above the local valley floor.

The climate within the Project area is characterized by relatively long cold winters and moderate to warm summers. Average annual summer and winter temperatures are approximately 10 degrees Celsius and minus 15 degrees Celsius, respectively. Frost can occur throughout the year and the snow pack often persists from late October to May at higher elevations. Precipitation ranges between 800 to 1,100 millimetres annually. The length of the mine operating system is year-round.

History

The town of Grande Cache, Alberta including its transportation infrastructure and community services, was originally established to support coal mining in the Smoky River Coalfield. The Coal Development Policy for Alberta (Alberta Energy, 1976) and Eastern Slopes Policy (Alberta Energy and Natural Resources, 1984) established zoning favourable to coal, which has prevailed to the present day.

McIntyre began operations in the Smoky River Coalfield in 1969. The planned production rate was two million clean tonnes annually. In 1985, Dome Mines purchased McIntyre and established SRCL as an operating company. In March 1987, a private Canadian-controlled corporation owned by Kaieteur Investments Inc., an Alberta corporation, and Dong Jin Commercial Inc., a commodity trading company based in Korea, purchased SRCL from Dome Mines. The McIntyre and SRCL operations in the Grande Cache area generally employed approximately 400 people, although the number of employees was as high as 1,200. Most of the mine employees lived in Grande Cache.

Annual coal production from surface and underground mines operated by McIntyre and SRCL during the period 1969 to 2000 ranged up to more than three million tonnes and total metallurgical coal exports over this period exceeded 50 million tonnes.

SRCL produced a prime quality, low-ash, low-volatile, hard-coking coal and a high quality, soft-coking coal. SRCL established a customer base of approximately 12 companies in eight countries on four continents.

On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. SRCL's assets were sold through a sealed-bid process conducted from May through October 2000.

Over its 30-year production history, the Smoky River Coalfield had a number of surface and underground mines which remain in various states of reclamation and decommissioning. At the time of receivership, SRCL was operating a surface mine, an underground mine and coal processing facilities. These operations were shut down on March 31, 2000. The SRCL mine permit and coal leases covered approximately 37,475 hectares.

The Corporation was incorporated in 2000 as a private Alberta corporation to reactivate coal mining and processing in the Grande Cache area on selected Coal Leases Nos. 1300090001 (No. 7 Mine area) and 1300090002 (No. 8 Mine area) issued by Alberta Energy on September 6, 2000. The Corporation was granted additional leases in 2003 and 2004, which, together with the foregoing leases, provided the basis for a longer term mine project. In October 2000, Grande Cache Coal acquired title to the engineering and geological database, supporting files and documentation for all of these leases, as well as adjacent areas within the Smoky River Coalfield previously held by SRCL from the SRCL receiver. Grande Cache Coal also acquired the mechanical and electrical equipment in the existing coal processing plant and coal handling facilities from the SRCL receiver.

The Corporation received Permit No. C 2003-1 from the AEUB on January 31, 2003, covering the areas of activity for the Project including the No. 7 Mine, haul road, coal processing plant and related infrastructure. On May 6, 2003, the AEUB issued to the Corporation Permit No. C 2003-1A, which addressed the No. 12 Mine South B2 Phase 1 mine area, the No. 7 Mine area, and coal handling infrastructure into one common permit area. The Corporation also received approval C85-1A from the AEUB to resume the coal processing plant operations.

On May 13, 2003, the AEUB granted Grande Cache Coal's application for transfer of Licence No. C 98-8 and Licence C 98-9 to operate the No. 12 Mine South B2 pit area as an open pit mine site in the Grande Cache area. Subsequently mining at the No. 12 Mine South B2 commenced in August 2004 with raw coal being trucked to the processing plant the same month. First rail shipments to Westshore Terminal's, Roberts Bank port facility near Vancouver, British Columbia occurred in October 2004. Mining at the No. 7-4 Mine underground commenced in November 2004.

On February 17, 2006, the Corporation received coal lease 1306020565 covering the No. 12 Mine North area, and coal lease 1306020563 that covers the No. 8 Mine East extension.

Regional Structure and Stratigraphy

The Gates Formation, is the formation within the Smoky River Coalfield that contains the coal seams of economic interest. The Gates Formation consists of 320 metres of sandstone, shale and coal and is subdivided into three members:

- The Torrens Member is the lowermost member of the Gates Formation and is a marine sandstone and siltstone sequence approximately 30 metres in thickness.

- The Grande Cache Member, composed of interbedded sandstone, siltstone, coal and mudstone, is up to 150 metres in thickness. Eight coal seams (Seam 3 through Seam 8 and, Seam 10 and Seam 11) are present.

- The Mountain Park Member is the uppermost member of the Gates Formation, and consists of 150 to 180 metres of non-marine fine sandstone and siltstone with minor coal.

The Smoky River Coalfield is deformed by tectonic events of the Laramide Orogeny which created the Rocky Mountains 60 million years ago. The rock strata are complexly folded and cut by numerous thrust faults. Structural shortening is estimated to be one-third. Surface traces of these complex folds and thrust faults trend northwest-southeast. The majority of the faults are southwest-dipping thrusts, displaying ramps that cut up stratigraphic section and flats that are parallel to bedding. Asymmetric folds with relatively long, straight limbs and short, narrow hinge zones are commonly found. The folds generally have chevron or box shapes and maintain their profile over distances of up to two kilometres along the trend. These folds are conical at their tapering ends. Amplitude of the large folds is of the order of 200 to 1,000 metres. Parasitic folds on the limbs of the major anticlines and synclines are common.

Deposit Geology

The coal seams in the Smoky River Coalfield are numbered bottom up, with Seam 3 as the lowest coal of interest and Seam 11 being the highest.

In the No. 7 Mine area, Seam 4 dominates at 4.3 metres average thickness although all seams are present but most are thin and of no economic interest in this area. The seams are found in the broad, relatively flat lying trough of a syncline.

In the No. 8 Mine area, the coal sequence includes Seams 3 through 8, 10 and 11. Seam 4 is the major seam, averaging over 5.8 metres in thickness and having the largest areal extent. Seams 10 and 11 are above Seam 4 in the stratigraphic sequence and are considered rider seams. They are approximately 3 metres in thickness each.

In the No. 12 Mine area, Seam 4 is the thickest seam with an average thickness of 6.8 metres. Seams 5 and 6 lie above Seam 4 and both range in thickness between 0.7 and 1.9 metres. Next up, is the Seam 7/Seam 8 zone. The interval consists of 0.6 metres of Seam 8 and 3.3 meters of Seam 7 separated by 0.6 metres of carbonaceous mudstone.

In the No. 16 Mine area, the coal seams that are of economic interest are Seams 4, 5, 6, 7 and 8. Seam 4 thickness ranges between 4.6 and 7.2 metres. Seam 5 maintains a consistent stratigraphic thickness of 1.5 to 1.9 metres. The average thickness of Seam 6 is more variable than Seam 5, ranging between 1.0 and 2.0 metres. The average thickness of Seam 6 is more variable than Seam 5, ranging between 1.0 and 2.0 metres. Seam 7 is between 1.8 and 3.3 metres thick and Seam 8 averages 1.7 metres in thickness.

Exploration

Since exploration drilling commenced in the Smoky River Coalfield in the late 1950s, a substantial exploration database has been created. This includes more than 3,300 drill holes of which approximately 1,700 are within the proposed mining areas.

In addition to the drill holes, a total of 79 adits have been driven across the Smoky River Coalfield to provide bulk samples for coal washability test work. Of these, 22 adits are located within areas proposed to be mined by the Corporation. The bulk samples provide data for estimating coal processing yield and product quality by seam across the property.

Exploration of the No. 7 Mine Area

Exploration at the No. 7 Mine consisted of mapping, adits and drill holes. Outcrop mapping in the No. 7 Mine area, conducted in the 1970s and 1980s, resulted in approximately 300 rock outcrops being logged for lithology and bedding orientation. A total of three adits were driven into the coal seam at No. 7 Mine. This was accompanied by 79 drill holes drilled between 1961 and 2001.

Exploration of the No. 8 Mine Area

Exploration has been conducted periodically in the No. 8 Mine area since 1961. The current No. 8 Mine plan is the logical completion of a coal resource that was mined in the original No. 8 Mine in the 1970s. The original No. 8 Mine area encompassed a number of underground and surface mines south of Sheep Creek that produced 16 million tonnes of coal from Seams 4 and 10 between 1969 and 1982.

The original No. 8 Mine, which overlaps with the No. 8 Mine area, started coal production in September 1971. The mine was reclaimed and about 45 hectares were certified as fully reclaimed by Alberta Environment in 1990.

In addition to the drill hole data in the No. 8 Mine area, there is a substantial amount of information from mine maps of the original No. 8 Mine works from the 1970s, especially regarding the structure of the coal seams. There are also many drill holes from the mined out area and from immediately adjacent areas that aid in the stratigraphic and coal quality interpretation.

Exploration was continued starting in 2004 with a major drilling program to better define the coal seams and bring more of the resource into the reserve classification.

Exploration of the No. 12 and No. 16 Mine Areas

McIntyre began a concerted effort to explore for and develop coal in the northwest part of their coal holdings in 1970. With the assistance of aerial photographs, near surface coal exposures were uncovered through field mapping and bulldozer trenching. Trenches were mapped and sampled by company field geologists and consulting geologists. Some surface geophysical methods were attempted to better locate coal outcrops but they proved unsuccessful. Bulldozers were also used to expose surface structural features for improving structural control on the mapping sheets.

Mapping control and drill hole locations were obtained through a ground control survey. Base lines were established to parallel the major axis of the geological structure. All control points were determined and converted to the Alberta provincial grid coordinates.

Drilling consisted of a mix of reverse circulation rotary drilling and diamond core drilling. Holes were drilled vertically and at inclined angles in order to intersect the coal seams normal to the bedding. Cores were logged by geologists and coal seams were sampled. Many of the reverse circulation holes were also sampled for their coal cuttings. Most recently, drilling took place in 2006 in the No. 12 Mine South area.

Bulk samples and seam mapping information were taken from adits driven into the various coal seams.

Drilling

All exploration drill holes, except those prior to 1970, have been geophysically logged with gamma, density, resistivity and hole deviation tools. Holes drilled since 1990 were also logged with dipmetre tools where hole conditions permitted. In addition, since 1990 selected holes have been logged with a sonic tool to assist in rock strength estimation. Cores of the coal seams and immediate roof sections were recovered from approximately 10% of the pre-2004 drill holes.

The information obtained on the resources of the Smoky River Coalfield by former mine operators used industry standard, or better, data acquisition techniques. Drill holes provide the majority of the data.

No. 7 Mine Drilling

Exploration within the No. 7 Mine area was conducted in five phases beginning in 1961. The following table summarizes the drilling within the No. 7 Mine area.

Year	Number of Drill Holes	Number of Holes Cored	Total Metres Drilled
1961	7	6	1,366
1972	11	11	1,789
1981	10	5	2,087
1993	15	3	2,069
1999	35	6	6,449
2001	1	1	271
Total:	**79**	**32**	**14,031**

The 1961 exploration consisted of diamond core holes drilled by Columbia Iron Ore Company. The next phase, in 1972, consisted of 11 rotary drill holes drilled by McIntyre. In 1981 McIntyre completed a program of 10 rotary drill holes and three adits. In 1993 additional rotary drilling was conducted by SRCL adding 15 drill holes to the total. In 1999 SRCL completed 35 additional drill holes under the terms and conditions of Coal Exploration Program Approval No. 990002. Norwest Mine Services, Ltd. drilled one test hole near the center of the No. 7 Mine as part of their feasibility study. Except for the 1961 drilling, all drill holes were geophysically logged for density, gamma and resistivity. The last two SRCL drilling programs also included wireline logging for other parameters, including sonic and dipmetre data.

No. 8 Mine Drilling

Drilling in the current No. 8 Mine area began in the 1960s with the previous operators of the property. This has continued until spring 2006 with the completion of the latest drilling program in the area.

In 2004, Grande Cache Coal undertook a major infill drilling program on the No. 8 Mine area. A total of 177 holes have been drilled, most penetrating to the basal sandstone below Seam 3. All were geophysically logged. Chip samples (drill cuttings) were logged on site and recorded. The major purpose of this program was to establish seam position and thickness. Therefore, conventional rotary drill rigs were selected as a more cost effective method to complete the drilling and obtain down hole geophysical logs. No samples were taken of the coal in this program. Grande Cache Coal continued drilling at No. 8 Mine area in late 2005 and 2006 with the goal of obtaining representative seam samples with core or reverse circulation drilling. The latter method is the more common method of obtaining coal samples at other western Canadian coal operations. The data from these additional holes will be analyzed and interpreted in 2007.

The following table summarizes exploration drilling in the No. 8 Mine area.

Year	Number of Holes Drilled	Number of Holes Cored	Total Metres
1961	2	0	206
1971	16	0	1,165
1972	30	19	2,054
1973	16	0	489
1982	11	0	1,066
1984	23	0	2,633
1985	24	9	1,628
1987	7	4	390
2004	39	0	5,822
2005	74	6	11,482
2006	64	2	10,534
Total:	**306**	**38**	**37,469**

No. 12 Mine South Drilling

Grande Cache Coal has not drilled in the No. 12 Mine South B2 pit area. All of the drilling in this area was completed by companies that held coal leases in this area in the past. All of the drilling that has been undertaken by non-government entities is consistent with the requirements of coal exploration, and includes diamond core drilling and rotary core drilling. In the first case, applicable to the early to mid-1970s, coal seams that were intersected were sent for laboratory testing. Laboratory analyses were also performed on the coal core samples collected from the subsequent rotary drill holes. Reverse circulation rotary drilling was used in 1974 and 1975 and coal outlines sampled from these samples were tested for ash and sulphur content. All of the exploration drill holes completed in the No. 12 Mine South area are shown in the table below.

Year	Number of Holes Drilled	Number of Holes Cored	Total Metres
1971	10	4	1,489
1974	13	0	1,285
1975	8	8	803
1976	4	4	321
1993	13	12	114
1995	49	3	6,046
1996	70	1	7,345
1997	109	13	15,422
1998	66	0	8,694
2006	23	2	5,163
Total:	**365**	**47**	**46,682**

More than 90% of the drill holes were completed by rotary drilling. The remainder are diamond core holes. In the case of the rotary drill holes, cores were obtained generally by using wire line core barrel methods. Cores for rotary holes thus only apply to coal and immediate roof and floor sections of the seams.

Drilling in the No. 12 Mine South B2 Pit area was completed in three phases, beginning in 1971. The remaining holes were completed from 1974 to 1976 and from 1993 through 1998. Many of these exploration holes are now mined out in the No. 12 Mine South B2 pit. Blast hole drilling is providing most of the subsurface information for short range updating of the geological interpretation.

Grande Cache Coal performed exploration drilling in 2006 in the No. 12 Mine South A area which is the southeast strike extension of the B2 pit area. It is expected the coal in this area will be extracted by means of underground methods. Two of the 23 holes drilled were cored to yield geotechnical information concerning roof and floor rock conditions.

No. 16 Mine Drilling

Grande Cache Coal has not performed any additional exploration work on the No. 16 Mine area. Previous exploration drilling was conducted in two major phases. In 1971, McIntyre completed 23 drill holes (six core and 17 rotary). SRCL completed 49 drill holes in 1997 and 24 drill holes in 1998. Nine of these holes were cored. All of the exploration drill holes completed in the No. 16 Mine area are shown in the table below.

Year	Number of Holes Drilled	Number of Holes Cored	Total Metres
1971	23	6	3,313.8
1997	49	5	4,787.5
1998	24	4	3,281.6
Total:	**96**	**15**	**11,382.9**

There are additional drill holes outside the proposed No. 16 Mine East area that aid in the stratigraphic and coal quality interpretation. There are also three adits and numerous outcrop measurements available within the No. 16 Mine East area.

No. 12 Mine North Drilling

Grande Cache Coal has not drilled any holes in the No. 12 Mine North area. In 1970, McIntyre completed three diamond core holes in the No. 12 Mine North area. Subsequent drilling programs between 1971 and 1998 included both core holes and reverse circulation rotary holes. All of the exploration drill holes completed in the No. 12 Mine North area are shown in the table below.

Year	Number of Holes Drilled	Total Metres
Unknown	37	2942.7
1970	3	432.2
1971	39	4148.3
1974	70	6002.6
1975	24	2484.9
1988	2	83.0
1993	18	1060.4
1995	5	622.0
1996	24	1977.7
1998	3	374.7
Total:	**225**	**20,128.5**

Sampling Method and Approach

All of the bulk samples and core samples, that were collected and submitted for analysis, were handled using methods that are still standard for the coal industry. AMEC believes these methods are appropriate procedures for sampling coal.

The standard method of coal core handling is for the drilling personal, to place the core in core boxes of the appropriate size. The drill core size is commonly three inch, but in some early programs diamond core of smaller diameter was collected.

Bulk samples, collected up to the mid-1970s, were transported by truck from the field to independent laboratories for bulk coal sample testing.

Channel samples were tested by the SRCL on site laboratory which was ISO certified.

Drill core samples were mainly tested by independent laboratories, including Birtley Coal and Minerals Testing and Loring Laboratories in Calgary, Alberta and Commercial Testing in Vancouver, British Columbia.

Some of the geological staff of the Corporation participated in activities related to the collection or administration of the historic core or bulk samples while employed by the former lease holder.

For No. 16 Mine and No. 12 Mine North, only historical samples collected prior to the year 2000 by the previous operators are available for geological and quality interpretation.

Sample Preparation, Analyses and Security

The following is a description of the sample preparation and security procedures that were typically used for coal at the Smoky River mine prior to its acquisition by the Corporation. The majority of the quality data are from samples that were collected by previous operators. AMEC believes that these procedures are appropriate and they are still employed by the coal industry today.

Once the drillers boxed the core from the historic drilling programs, the geologists moved it to a convenient place, such as a logging shack or shed, for logging and sampling. The core was measured and described in the core boxes and the coal intervals were identified.

The procedure for sampling of coal core was to bag the complete core for each ply. For coal, each ply must not be less than 15 centimetres in length. For rock bands each ply must not be less than five centimetres in length. These minimum sample lengths were specified so that, on crushing to standard product sizes, the coal samples would still be representative. For the rock bands, the smaller sample size was applicable because only the ash content and the content of waste components was analysed.

The samples for each ply were appropriately bagged and tagged. If the samples were large, multiple bags per ply were used. The samples were then dispatched by ground transportation to a commercial coal laboratory.

Typically, the cores plies were analyzed for in-place ash and free swelling index ("FSI"). Composites of cores were analyzed by seam for sulphur, ash chemistry, proximate analysis and petrographic data. In some cases, the full suite of testing was applied to subsections of coal seams (for example high ash or low ash zones) where it was considered possible to mine and blend such subsections separately.

Analysis for moisture was also performed. As Received Moisture is the amount of moisture that comes with the raw sample and includes exterior and interstitial moisture. The sample is usually dried in air for a specified amount of time at local ambient conditions for temperature and humidity and produces an air dried sample. The air dried moisture level was commonly recorded. Most Western Canadian metallurgical coals have low moisture values to begin with such that air drying may not be necessary.

When reporting coal quality results, the value for the moisture is usually mathematically eliminated from the results producing "Dry Basis" values. Using dry basis values permits the direct comparison of coal quality between coals from different deposits.

Washability analyses of cores typically consisted of float/sink tests at one specific gravity (commonly between specific gravity of 1.40 to 1.50), that is dependent on the coal seam being analyzed.

Adit samples were subjected to extensive float/sink testing of the plus 28 mesh (0.5 millimetre) coal fraction. In general, this float/sink testing was applied to three or four size fractions using four or five specific gravities for floating each size fraction. The minus 28 mesh fraction was subjected to froth testing, typically for three time intervals.

SRCL and predecessors assembled an extensive database on the coking properties and washability characteristics of the different coal seams in the Smoky River Coalfield from tests conducted on production samples between 1969 and 2000. Most coking tests were conducted by CANMET, the federal government laboratory in Ottawa. This data now forms part of the Corporation's quality data base.

After almost three years of operations, the Corporation has assembled its own data base of coal quality. The majority of this information is product sampling prior to shipping. This is to ensure that the coal product is meeting the customer specifications. Samples from the operating No. 12 Mine South B2 pit and No.7 Mine underground come from trenches and stockpiles. All these samples are analysed at the mine's own laboratory onsite.

Mineral Processing and Metallurgical Testing

Coal quality trends within the Smoky River Coalfield have been modelled from an extensive database of exploration drill hole cores, reverse circulation drill samples and adits. Processing plant yields have been adjusted for OSD, processing plant efficiency and coal losses at each stage of production, including mining, breaker separation, screening and plant processing.

The coal quality estimates for each mine area and seam are summarized as follows:

		Dry Basis (1)		
		In-Place Coal Quality		
Mine Area	Seam	Ash (%)	Volatile Matter (%)	Sulphur (%)
No. 12 Mine South B2	7/8	14.9	19.1	0.46
	6	16.0	19.0	0.58
	5	13.8	18.5	0.57
	4	11.5	17.9	0.29
No. 12 Mine North (2)	7	15.3	17.7	0.34
	6	14.6	17.9	0.53
	5	12.7	17.5	0.44
	4	12.5	17.0	0.38
No. 7 Mine	4	11.5	19.0	0.50
No. 8 Mine	11	21.8	26.0	0.50
	10	24.0	23.0	0.39
	4	16.0	20.4	0.43
No. 16 Mine	8	41.4	23.0	0.41
	7	20.0	19.3	0.45
	6	22.2	20.4	0.78
	5	24.0	20.6	0.64
	4	11.3	18.5	0.40

Notes:

(1) All of the percentages are presented on a dry basis except for the Volatile Matter on the In-Place Coal Quality which is presented on a dry ash free basis.

(2) Represents the statistical average of the four individual pit areas for the No. 12 Mine North.

Within the Smoky River Coalfield, coal rank has the greatest impact on the value of the product. Coal rank is indicated by the volatile matter and FSI tests, which both show decreasing values as coal rank increases. While product ash can be controlled by processing, coal rank can only be controlled by blending coals from different mine areas. Coal rank is the primary determinant of the coking properties and coke yield of the product. These properties are rated by customers based on the volatile matter and FSI. In general, the coal rank follows the same trend across the Project area for all seams. The overall trend is an increase in coal rank to the northwest.

Modelling of volatile matter in the Smoky River Coalfield has established predictable Project-wide trends. In general, there is a consistent increase in volatile matter upward in the stratigraphic section from Seam 4 to Seam 11. This is consistent with the trend of increasing rank with increasing depth of burial in coal bearing strata. The lateral change in volatile matter within the Smoky River Coalfield can be summarized in general as increasing volatile matter or decreasing rank to the southeast.

Ash is the most variable of the key in-situ coal quality parameters. In general, the thicker coal seams are lower ash, reflecting that a more stable depositional environment is required for larger accumulations of organic material. Lower variability of ash is also apparent in thicker coal seams. Seam 4 has the overall lowest average ash and also the lowest variability in ash. Seam 4 ash is lowest in the southwestern mine areas.

Most of the sulphur in the coal seams of the Smoky River Coalfield is organically bound as opposed to pyritic or mineral bound. Washing the coal generally results in only a marginal increase in the sulphur content from the in-situ level. The thickest coal seam, Seam 4, generally has the lowest average in-situ sulphur. Unlike volatile matter, sulphur does not follow regional trends but varies mine by mine and within each mining area.

Coal Resources

Coal resources are generally derived from the drill hole information through the use of cross sections and/or seam surface interpretation. AMEC and WEIR have verified the interpretation of these elements. Computer software has been used to convert the geological interpretations to 3D block geological models. These models were then used to check the resource numbers reported by the Corporation. The resources are subdivided into categories based on Assurance of Existence.

Resources for No. 16 Mine and No. 12 Mine North remain the same as in the AMEC 2006 Report. No. 7 Mine and No. 12 Mine South B2 are represented by the tonnage reported in the AMEC 2006 Report less the mining depletion that occurred over the year and adjusted for any additions or deletions. No. 8 Mine has updated resource values based on additional drilling, an updated geological interpretation and adjusted methods for determining inferred resources. No 12 Mine South A is a new underground resource area that was drilled over the last one and one-half years. The following table summarizes Grande Cache Coal's measured and indicated in-place resources as reported in the AMEC 2007 Report dated effective June 15, 2007.

In-place Measured and Indicated Resources (1)

Mine Area	Measured (million tonnes)	Indicated (million tonnes)	Total (million tonnes)
No. 8 Mine	17.8	7.8	25.6
No. 12 Mine South B2	7.6	2.7	10.3
No. 12 Mine South A(2)	26.7	-	26.7
No. 16 Mine	16.7	2.4	19.1
No. 12 Mine North (3)	34.2	13.8	48.0

Notes:

(1) No. 7 Mine is not reported in this table as WEIR classified all No. 7 Mine resources as reserves and only reported reserves in the WEIR 2006 Report.

(2) Resource estimated by AMEC in 2007. Minimum depth of cover is approximately 50 metres. Maximum underground extraction angle of 15 degrees.

(3) No. 12 Mine North had a total resource estimate of 51 million tonnes from a February 1998 preliminary disclosure but was not categorized. Resource estimate by AMEC in 2006.

The following table summarizes Grande Cache Coal's inferred in-place resources as reported in the AMEC 2007 Report dated effective June 15, 2007.

In-place Inferred Resources

Mine Area	Inferred (million tonnes)
No. 8 Mine (1)	6.7
No. 12 Mine South B2	0.2
No. 16 Mine (1)	0.03
No. 12 Mine North (1)	6.6

Note:

(1) No. 8 Mine, No. 16 Mine and No. 12 Mine North inferred resources were estimated by AMEC in 2006 and 2007.

Coal Reserves

To convert the Corporation's resources to reserves, a number of economic and technical factors were applied. These included but are not limited to the following:

- Estimate for the near and long term price of metallurgical and thermal coal in the domestic and international market place.

- Operating costs associated with open pit mining, underground mining, transporting and processing the coal at the mine site.
- Overhead costs associated with marketing and transporting the finished product coal to customers.
- Overhead costs associated with administrative and technical functions relative to running a mine.
- Geotechnical parameters governing the orientation of the pit slopes, haul roads, waste dumps and other parameters associated with water flow and climate.
- Estimate for the recovery of coal and addition of dilution material during the mining and coal handling process, (known as Run of Mine estimate).
- Estimate for the recovery of coal from processing; generally referred to as cleaning or washing the coal, (known as Clean or Saleable estimate).

Using these and other factors, Grande Cache Coal used mining software to produce economic mine designs at the Grande Cache operation. AMEC and WEIR has reviewed these procedures and parameters and determined that the mine designs are valid.

The following table summarizes Grande Cache Coal's proven and probable run-of-mine reserves as reported in the AMEC 2007 Report dated effective June 15, 2007.

Recoverable Reserves (Run-of-Mine)

Mine Area	Proven (million tonnes)	Probable (million tonnes)	Total [5] (million tonnes)
No 7 Mine [1]	3.97	-	3.97
No. 8 Mine [2]	12.82	2.93	15.75
No. 12 Mine South B2 [3]	2.30	0.96	3.26
No. 16 Mine [4]	12.14	1.78	13.92

Notes:

(1) Value as reported by Grande Cache Coal mine operations staff which is equivalent to the WEIR 2006 Report value less depletion and less a negative adjustment of approximately 350,000 tonnes for coal deemed by operations staff as to steep to extract.

(2) Excludes approximately 1.02 million tonnes of oxidized coal in No. 8 Mine.

(3) Includes No. 12 Mine South B2 south extension, South Lobe pit version 3.

(4) Proven and Probable categories for No. 16 Mine have been broken out on pro-rated basis based on resource categorization work completed by AMEC in 2006.

(5) Total coal will be marketed 90% as hard coking coal and 10% as PCI coal in the 2008 coal year.

The following table summarizes Grande Cache Coal's proven and probable saleable reserves as reported in the AMEC 2007 Report dated effective June 15, 2007.

Saleable Reserves (Clean Coal)

Mine Area	Proven (million tonnes)	Probable (million tonnes)	Total [5] (million tonnes)
No 7 Mine [1]	2.97	-	2.97
No. 8 Mine [2]	9.26	2.11	11.37
No. 12 Mine South B2 [3]	1.58	0.67	2.25
No. 16 Mine [4]	9.11	1.33	10.44

Notes:

(1) Run-of-mine saleable coal for No. 7 Mine is as calculated by AMEC multiplied by plant yield from the WEIR 2006 Report in respect of the No. 7 Mine.

(2) Excludes oxidized coal in No. 8 Mine.

(3) Includes No.12 South B2 south extension, South Lobe pit version 3.

(4) Proven and Probable categories have been broken out on a pro-rated basis based on categorization work completed by AMEC in 2006.

(5) Total coal will be marketed 90% as hard coking coal and 10% as PCI coal in the 2008 coal year.

INDUSTRY CONDITIONS

Grande Cache Coal is regulated by federal, provincial and local laws regarding such diverse matters as employee health and safety, permitting and licensing, and protection of the environment. In addition, consumers of Grande Cache Coal's products are subject to regulation regarding the manner in which they use certain of Grande Cache Coal's products and changes in these regulations could affect the demand for such products.

Alberta and the Canadian federal government have established approval processes, environmental standards and reclamation guidelines specific to the coal industry. Mining activities in Alberta are monitored by regulatory authorities, including the Alberta Energy and Utilities Board (the "**AEUB**") and Alberta Environment. Examples of federal and provincial legislation that govern Grande Cache Coal's operations include the *Fisheries Act* (Canada), the *Canadian Environmental Protection Act, 1999*, the *Coal Conservation Act* (Alberta), the EPEA and the *Water Act* (Alberta).

Grande Cache Coal's policy is to minimize the impact of its operations on the environment through its policies and practices, and to comply with applicable laws and regulations.

Outlined below are some of the principal aspects of legislation and regulations governing Grande Cache Coal's coal mining operations in Alberta.

Real Property and Mining Taxes

The real property holdings of Grande Cache Coal are held through Alberta Crown coal leases. Alberta Crown coal leases are granted, under the *Mines & Minerals Act* (Alberta), for a term of 15 years and are renewable, subject to, the regulations in force at the time of renewal, terms and conditions prescribed by order of the Alberta Minister of Energy and consideration of remaining coal reserves. Annual lease rental rates are $3.50 per hectare. Bituminous coal under Crown coal lease is subject to royalties which are levied based on mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of one percent of the mine-mouth value of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and a 10 percent return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13 percent of the mine-mouth value of marketable coal net of allowed operating and capital costs earned from Crown leases for a calendar year.

Permits, Licenses and Approvals

Mine sites require numerous permits, licenses and approvals in order to operate, and various regulatory authorities supervise mining operations to ensure that the conditions and standards which apply to mining activities are adhered to. Operation of Grande Cache Coal's properties requires regular and open communication between management and regulatory authorities as existing permits, licenses and approvals require periodic updating and renewal. New applications are filed from time to time in order to commence and expand mining operations. In this regard, Grande Cache Coal is required to submit detailed mining and environmental data in order to commence, renew and extend mining activities.

Grande Cache Coal's area of operations is contained within the boundaries of the mine permit designated by AEUB. The main mine operating approval required by the AEUB is a mine license issued under the *Coal Conservation Act* (Alberta). The mine license establishes conformance with an engineered mine plan.

Mining operations also require a number of approvals issued pursuant to the EPEA, which regulates the environmental aspects of mine and coal handling operations, the reclamation of mine land, the deposit of waste and the discharge of various substances resulting from mining operations, and the *Water Act* (Alberta), which regulates water use, and the diversion or alteration of watercourses. Grande Cache Coal's EPEA Approval No. 155804-00-02 requires that land disturbed in connection with mining operations be reclaimed by Grande Cache Coal.

Grande Cache Coal's operations in Alberta are also subject to the *Fisheries Act* (Canada) which prohibits the deposit of a toxic substance into waters that are inhabited by fish and the destruction of fish habitat. Provisions of the *Fisheries Act* (Canada) require that a permit be obtained to allow new activities or discharges that may impact aquatic habitats, including new operations at river and stream crossings. Further, new operations at rivers, streams or other bodies of water may require an approval under the *Navigable Waters Protection Act* (Canada). Other federal statutes that apply to Grande Cache Coal's operations include the

Canadian Environmental Protection Act, 1999, which regulates the use of substances that are considered to be toxic, and the *Explosives Act* (Canada), which regulates the use of explosives.

Other than as set forth in "Risk Factors", Grande Cache Coal is not aware of any matters which would hinder its ability to obtain or renew the permits, licenses and approvals which it requires.

Environmental Assessment

Under both Canadian federal and provincial laws, new mining projects and significant expansions to existing mines are subject to environmental assessment legislation that establishes a formal regulatory structure for assessing existing environmental conditions, identifying potential environmental impacts from the proposed mining operation and developing extensive environmental management programs to mitigate significant impacts. Approvals of new projects and the expansion of existing approvals often are not granted until an environmental assessment is completed, including consultation with members of the public and other affected stakeholders.

The approval of a new mine or the modification of an existing coal mine in Alberta is subject to the environmental assessment procedures set out under the EPEA and the regulations made thereunder. Pursuant to this legislation, any project that may have a significant adverse effect upon the environment can be required to undergo an environmental assessment if it is in the public interest to do so.

Under the *Canadian Environmental Assessment Act*, the requirement for an environmental assessment can be triggered if the mining project involves federal lands, aboriginal reservations, federal monies or requires a federal license, permit or approval.

Occasionally, a mining project will fall under both the provincial and federal environmental assessment regimes. Bilateral cooperation agreements between the federal government and certain provinces, including Alberta, provide a framework for coordinating and streamlining the environmental assessment process for projects that require an environmental assessment by both levels of government. As a result, a project will undergo a single environmental assessment that meets the legal requirements of both the provincial and federal government.

Releases

Federal and provincial environmental legislation regulates the discharge or release of substances into the environment. Generally, these regulations prohibit unauthorized releases that have an adverse effect or potentially adverse effect on or otherwise impair the environment. Grande Cache Coal has an Environmental Management System ("**EMS**") that incorporates measures to prevent unauthorized releases and appropriate emergency response procedures and training programs to minimize any environmental impact from its operations. The EMS is an integral part of Grande Cache Coal's mining operations and aids in the continual improvement of environmental performance. Grande Cache Coal identifies regulatory and environmental aspects of its business, implements standard practices and procedures, trains employees and maintains adequate emergency response capabilities for environmental matters. Grande Cache Coal's corporate EMS incorporates major elements of the ISO 14001 program such as tracking its record of environmental compliance. Grande Cache Coal's corporate goal is to achieve environmentally responsible operations and full compliance with all applicable environmental laws.

Reclamation Activities

Many of the mining approvals that Grande Cache Coal needs in order to undertake mining activities require that Grande Cache Coal reclaim the land disturbed as a result of mining. Reclamation of mined land is a priority for Grande Cache Coal.

In Alberta, reclamation activities are governed by the approval issued under the EPEA. Mine operators are required to submit an annual report to the AEUB and Alberta Environment that includes a report on reclamation activities. Inspectors from Alberta Environment regularly inspect sites to confirm compliance with approved reclamation plans.

The Alberta Government requires security to be posted for reclamation obligations based on forecasted costs to reclaim mined sites. This requirement for security is often satisfied by posting letters of credit issued by a Canadian chartered bank.

Aboriginal Rights Claims

Canadian courts have recognized that aboriginal peoples may continue to have certain rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded which extinguish those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

The Aseniwuche Winewak Nation of Canada has identified a traditional land use area that encompasses a broad area of west central Alberta, including Grande Cache Coal's lease areas. The Aseniwuche Winewak Nation of Canada strives to achieve economic enhancement for its constituents. The Corporation and the Aseniwuche Winewak Nation signed a joint agreement in January 2005 covering areas of mutual support and environmental monitoring. The Corporation has also engaged in consultations with the Local Council #1994 of the Metis Nation of Alberta in respect of their aspirations and position in the Grande Cache aboriginal community.

RISK FACTORS

An investment in the Corporation's securities should be considered highly speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and mining of, coal reserves. An investment in the Corporation's securities involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained in this Annual Information Form before making an investment decision.

Exploration, Development and Production Risks

Coal mining operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Grande Cache Coal depends on its ability to find, acquire, develop and commercially produce coal. A future increase in Grande Cache Coal's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Grande Cache Coal will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Grande Cache Coal may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that commercial quantities of coal will be discovered or acquired by Grande Cache Coal.

Establishment of a coal reserve and development of a coal mine does not assure a profit on the investment or recovery of costs. In addition, mining hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from a mine. These conditions include delays in obtaining governmental approvals or consents, insufficient transportation capacity or other geological, geotechnical and mechanical conditions. While diligent mine supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Coal exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as environmental hazards and industrial accidents, each of which could result in substantial damage to mines, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Grande Cache Coal is not fully insured against all of these risks, nor are all such risks insurable. Although Grande Cache Coal maintains liability insurance in an amount that it considers consistent with industry practice for a company in the exploration and development stage, the nature of these risks is such that liabilities could exceed policy limits, in which event Grande Cache Coal could incur significant costs that could have a material adverse effect upon its financial condition. Coal mining operations are also subject to all the risks typically associated with such operations, including encountering unexpected mining conditions, pit wall slides and pit flooding. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Stage of Development

Grande Cache Coal does not have a significant operating history. Grande Cache Coal has earned limited profits to date, and there is no assurance that it will continue to do so in the future. As a result, there can be no assurance that Grande Cache Coal will be able to develop and operate its properties, or any one of them, profitably, or that its activities will generate positive cash flow. As a result of Grande Cache Coal's lack of operating history, it faces many of the risks inherent in starting a new business.

Additional Funding Requirements

Grande Cache Coal anticipates making substantial capital expenditures for the exploration, development, production and acquisition of coal reserves in the future. Grande Cache Coal will have to obtain additional debt and/or equity financing to the extent that the capital expenditures are not funded by internally generated cash flow. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Grande Cache Coal. The inability of Grande Cache Coal to access sufficient capital for its operations could have a material adverse effect on Grande Cache Coal's financial condition, results of operations or prospects.

Competition

The coal mining industry is competitive in all its phases. Grande Cache Coal competes with numerous other participants in the search for, and the acquisition of, coal properties and in the marketing of coal. Grande Cache Coal's competitors include coal mining companies that have substantially greater financial resources, staff and facilities than those of Grande Cache Coal. Grande Cache Coal's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects. Competitive factors in the distribution and marketing of coal include price and methods and reliability of delivery.

Coal Price and Volume Volatility

Grande Cache Coal's financial condition will be directly related to the volume and price of coal and coal products sold. Coal demand and price are determined by numerous factors beyond the control of Grande Cache Coal including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. In the past, there have been periods of oversupply of metallurgical coal in the market, which have resulted in price decreases. An oversupply of metallurgical coal in world markets or a general downturn in the economies of any of Grande Cache Coal's significant markets would have a material adverse effect on the financial condition of Grande Cache Coal. Grande Cache Coal's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions which is beyond the control of Grande Cache Coal. The combined effects of any or all of these factors on coal price or volume is impossible for Grande Cache Coal to predict. If realized coal prices fall below the full cost of production of any of Grande Cache Coal's operations and remain at such level for any sustained period, Grande Cache Coal will experience losses and may decide to discontinue that operation forcing Grande Cache Coal to incur closure and/or care and maintenance costs, as the case may be.

Dependence Upon the Steel Industry

Substantially all of the metallurgical coal that Grande Cache Coal produces is sold to steel producers. The steel industry's demand for metallurgical coal is affected by a number of factors including the cyclical nature of that industry's business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for metallurgical coal, which would have a material adverse effect upon Grande Cache Coal. Similarly, if less expensive ingredients could be used in substitution for metallurgical coal in the integrated steel mill process, the demand for metallurgical coal would materially decrease, which would also materially and adversely affect Grande Cache Coal.

Coal Transportation

The majority of coal that is produced by Grande Cache Coal is exported outside of North America. Grande Cache Coal's mines are located more than 1,000 kilometres from seaports and are all serviced by a single rail system. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation and other costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. All of the metallurgical coal production from Grande Cache Coal is transported to port facilities by CN and loaded on to vessels in either Vancouver at Westshore Terminals or Thunder Bay at Thunder Bay Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent CN, Westshore Terminals or Thunder Bay Terminals from providing their services could seriously impact Grande Cache Coal's financial condition. In addition, significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production above realized coal prices. To the extent such increases are sustained, Grande Cache Coal could experience losses and may decide to discontinue production, forcing Grande Cache Coal to incur closure and/or care and maintenance costs, as the case may be.

Shortage of Mining Equipment and Operating Supplies

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. As a result, future operations could be adversely affected if Grande Cache Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Grande Cache Coal is unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected.

Foreign Currency Exchange

Grande Cache Coal's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements have a significant impact on results since the vast majority of Grande Cache Coal's operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce Grande Cache Coal's realized Canadian dollar-selling price thereby reducing the profitability of Grande Cache Coal and such reduction could be material. In addition, the relative exchange rate fluctuation between the Canadian dollar and the currencies of Grande Cache Coal's international competitors will impact the ability of Grande Cache Coal coal products to compete in foreign markets.

Credit Facility

Grande Cache Coal's secured credit facility with Brookfield contains covenants that require Grande Cache Coal to meet certain financial tests and that restrict, among other things, the ability to incur additional debt, dispose of assets or pay dividends in certain circumstances. These restrictions may limit Grande Cache Coal from paying dividends to shareholders.

Dependence on Major Customers

The metallurgical coal industry is characterized by a relatively small number of customers worldwide. Consequently, Grande Cache Coal expects that future revenues will continue to be derived from a small number of customers. A loss of, or a significant reduction in, purchases by any of Grande Cache Coal's largest customers could adversely affect Grande Cache Coal's revenue.

Personnel

Grande Cache Coal's personnel are not currently unionized. Some or all of such personnel may choose to become unionized. The rail carrier and port facilities on which Grande Cache Coal is dependent to deliver coal to its customers are unionized. Strikes, lockouts or other work stoppages or slow-downs involving the unionized employees of its key service suppliers could have a material adverse effect upon Grande Cache Coal's revenues.

Grande Cache Coal's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Grande Cache Coal. Grande Cache Coal does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grande Cache Coal are likely to be of central importance. The competition for qualified personnel in the coal mining industry is intense and there can be no assurance that Grande Cache Coal will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Grande Cache Coal.

Litigation

Legal proceedings may arise from time to time in the course of Grande Cache Coal's business. There have been a number of cases where the rights and privileges of mining and exploration companies have been the subject of litigation. Such litigation may be brought against Grande Cache Coal in the future from time to time or Grande Cache Coal may be subject to another form of litigation.

Title to Assets

Grande Cache Coal's properties may be subject to native land claims or government regulations. Although title reviews may be conducted prior to the purchase of coal properties, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Grande Cache Coal's claim which could result in a reduction or extinguishment of the revenue received by Grande Cache Coal.

Reserve and Resource Estimates

While the estimates of reserves and resources of Grande Cache Coal included in this Annual Information Form have been prepared in accordance with industry standards and applicable law based on information which Grande Cache Coal believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resources in accordance with applicable standards involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond Grande Cache Coal's control. Market fluctuations in the price of coal, as well as increased production costs or reduced recovery rates, may render a portion or all of the reserves and resources uneconomic and may ultimately result in a restatement of reserves and resources. Moreover, short-term operating factors relating to the coal reserves and resources, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different ore grade, may adversely affect Grande Cache Coal's future results of operations and financial condition in any particular accounting period.

For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of Grande Cache Coal's reserves, may vary materially from estimates. The estimates of reserves and resources described in this Annual Information Form therefore may not accurately reflect Grande Cache Coal's actual reserves and resources and may need to be restated in the future.

Grande Cache Coal's profitability will depend substantially on Grande Cache Coal's ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Grande Cache Coal will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of Grande Cache Coal.

Grande Cache Coal has extensive coal properties that are undeveloped. Authorization from federal or provincial governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Grande Cache Coal will be able to obtain the necessary authorizations to develop resource properties in the future and this may adversely affect Grande Cache Coal's future results of operations and financial condition.

Mining Risks and Insurance

Grande Cache Coal's exploration, development and mining operations are subject to conditions beyond the control of management that can delay coal production or delivery, or increase the cost of mining. Such conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such conditions could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, Grande Cache Coal maintains insurance against risks that are typical in the mining industry. In addition, Grande

Cache Coal has insured its physical assets and purchased liability insurance at levels it believes to be reasonable. However, there is no guarantee that such insurance coverages will be adequate in all cases.

Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Grande Cache Coal or to other companies within the industry. To the extent that Grande Cache Coal is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to Grande Cache Coal. Should Grande Cache Coal be unable to fully fund the cost of remedying an environmental problem, Grande Cache Coal may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Changes in Legislation

There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects Grande Cache Coal. There can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favour Grande Cache Coal's competitors leading to reduced international coal prices and demand for coal products that Grande Cache Coal intends to produce.

Government Regulation

Government authorities regulate the coal mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. This legislation has had and will continue to have a significant effect on Grande Cache Coal's operations and competitive position. Future legislation may also adversely impact Grande Cache Coal's operations by hindering the Corporation's mining operations or by increasing its costs. Grande Cache Coal's lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining of and exploration of mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of Grande Cache Coal's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Grande Cache Coal must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. See "Industry Conditions".

Permits and Permitting Process

Mining companies must obtain numerous permits, licenses and approvals that strictly regulate access, environmental and health and safety and other matters in connection with coal mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting, licensing and approval process, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by Grande Cache Coal to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict Grande Cache Coal's ability to conduct its mining operations or to do so profitably.

Kyoto Protocol

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the Kyoto Protocol, the Kyoto Protocol came into force in Canada on February, 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

In October 2006 the government of Canada announced its intention to develop and implement regulatory measures primarily, but not exclusively under the *Canadian Environmental Protection Act, 1999*, and as enabled by amendments set out in the proposed *Canada's Clean Air Act*, addressing the main human-made sources (including industry, transportation and certain products) of air pollutants and greenhouse gases.

A consultation process between members of key industry sectors and the government of Canada commenced in late 2006. The government of Canada has committed to consult on the form of the overall regulatory framework that will guide the development of industrial sector regulations. The intent is to reach a decision on the overall regulatory approach, including proposed short-term targets for air pollutants and greenhouse gases to be reflected in the proposed regulations to come into effect in the 2010-2015 period.

In the second consultation phase, beginning in summer 2007 and likely continuing until the end of 2008, the government of Canada intends to engage in detailed consultations on the proposed regulations that will apply to individual sectors, including defining sectoral obligations and timelines. The government of Canada intends to publish the first sectoral regulations, for public comment beginning in spring 2008. Proposed regulations for the first sectors are expected to be finalized no later than 2008. All other regulations are at this time planned to come into force by the end of 2010.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Grande Cache Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. As discussed above, the federal government has not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to determine their potential effects on the operations of Grande Cache Coal. Most of Grande Cache Coal's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions could negatively affect in a material adverse way the demand for coal as well as increase production and transportation costs.

The Government of Alberta has confirmed its intent to set greenhouse gas intensity limits for large emitters of greenhouse gases in Alberta. The Government has established the *Specified Gas Emitters Regulation*, which comes into force on July 1, 2007. Under the Regulation, all industrial operations that exceed 100,000 tonnes carbon dioxide equivalent annually will be subject to reporting and a 12% intensity reduction requirement.

For "new" facilities such as Grande Cache Coal's operations, emission intensity reductions will be phased in over a six year period. The program is intended to induce improvements in operations that have the effect of reducing greenhouse gas emissions intensity. If the 12% intensity reduction target is not achieved, the operator will be subject to paying into a Climate Change and Emissions Management Fund ($15 per tonne of carbon dioxide equivalent) or purchase offsets or performance credits from other Alberta-based operators.

Operators are expected to report on emission levels on September 1, 2007. Grande Cache Coal hopes to expand current levels of production, which will undoubtedly qualify the Corporation for the greenhouse gas intensity reduction requirement.

Until the federal and provincial regulations are reconciled, industry is faced with uncertainty and is pushing for an equivalency agreement between the Province of Alberta and the Government of Canada to minimize duplication of reporting or financial penalties.

Environmental

All phases of the coal mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with coal mining operations. The legislation also requires that mines and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Grande Cache Coal to incur costs to remedy such discharge. Although Grande Cache Coal believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Grande Cache Coal's financial condition, results of operations or prospects. See "Industry Conditions".

Dividends

To date, Grande Cache Coal has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of Grande Cache Coal's earnings, financial requirements and other conditions existing at such future time.

Conflicts of Interest

Certain directors of Grande Cache Coal are also directors of other mineral resource companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Executive Officers – Conflicts of Interest".

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information on the risks, assumptions and uncertainties are found under the heading "Forward-Looking Information Advisory" of this Annual Information Form.

DIVIDEND POLICY

The Corporation's current policy is to retain future profits for growth. As a result, no dividends have been paid on the Corporation's shares during the three most recently completed financial years. The Corporation's dividend policy is reviewed periodically by the board of directors and is subject to change, depending on earnings of the Corporation, financial requirements and other factors, as appropriate. As at the date hereof, the Corporation does not intend to change its dividend policy. Grande Cache Coal's secured credit facility with Brookfield contains restrictions which may limit the Corporation from paying dividends.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the shares in Grande Cache Coal's share capital.

Common Shares

Grande Cache Coal is authorized to issue an unlimited number of Common Shares without nominal or par value. Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Grande Cache Coal. Subject to the rights of the holders of Preferred Shares and any other shares having priority over the Common Shares, holders of Common Shares are entitled to dividends if, as and when declared by the board of directors and upon liquidation, dissolution or winding-up to receive the remaining property of Grande Cache Coal.

Preferred Shares

Grande Cache Coal is authorized to issue an unlimited number of preferred shares issuable in series, each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Grande Cache Coal prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of Grande Cache Coal, whether voluntary or involuntary, the preferred shares are entitled to preference over the Common Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the Common Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of such series.

MARKET FOR SECURITIES

Grande Cache Coal's Common Shares are listed on the TSX under the symbol "GCE". The following table sets forth the high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares on the TSX as reported by the TSX for each month or, if applicable, partial month, since the beginning of Grande Cache Coal's most recently completed financial year.

	Price Range ($)		
	High	Low	Trading Volume
2006			
April	2.74	2.41	3,264,856
May	2.51	1.52	4,198,145
June	1.72	0.96	5,750,022
July	1.40	0.83	5,951,551
August	1.61	1.06	8,597,290
September	1.34	0.96	2,943,831
October	1.34	0.94	6,327,365
November	1.18	0.78	7,198,512
December	0.96	0.76	4,110,981
2007			
January	1.02	0.67	5,662,513
February	0.80	0.48	5,370,569
March	0.59	0.46	5,381,217
April	0.85	0.46	8,848,753
May	1.31	0.65	16,050,977
June (1-28)	1.17	0.81	4,678,781

HUMAN RESOURCES

Grande Cache Coal had 194 full-time employees at March 31, 2007, nine of which were located at the Corporation's head office in Calgary.

The Corporation requires extensive knowledge in the areas of mine development and mineral processing. Mine development includes all functions necessary to economically develop the mine, extract the coal from the earth and deliver it to the coal processing plant. Mineral processing includes all functions that result in cleaning and preparing the coal for delivery after extracting it from the mine.

The Corporation's senior management personnel possess the necessary skills and experience to efficiently perform these functions. Through their leadership, practical training is provided to employees to supplement their formal technical training to ensure qualified candidates exist to fill future management positions. In order to attract individuals who possess the necessary technical training, the Corporation actively participates in university work programs and recruitment initiatives.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets forth certain information in respect of Grande Cache Coal's directors and executive officers.

Name and Province and Country of Residence	Position(s) with Grande Cache Coal [1]	Principal Occupation During the Five Preceding Years
Robert H. Stan Alberta, Canada	President, Chief Executive Officer and Director	President (since February 2001) and Chief Executive Officer (since September 2002) of Grande Cache Coal. From April 1, 2000 to February 2001, Vice President of Westpine Inc. (a private mining investment company). Prior to March 31, 2000, Vice-President, Marketing and Business Development of SRCL (a private metallurgical coal producer).
Robert G. Brawn [2][3] Alberta, Canada	Chairman and Director	President of 738831 Alberta Ltd. (a private investment company) since May 20, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy Inc., a wholly owned subsidiary of Acclaim Energy Trust (now Canetic Resources Trust). Prior thereto, Chairman of Danoil Energy Ltd. (a predecessor of Acclaim Energy Inc.).
Barry T. Davies Kuala Lumpur, Malaysia	Director	President of Rudgear Inc. (a private investment company) since March 2004. From April 2000 to March 2004, President of Westpine Inc. (a private mining investment company). From June 1997 to March 31, 2000, President and Chief Operating Officer of SRCL.
Donald J. Douglas [2][3] Alberta, Canada	Director	President and Chief Executive Officer of United Inc. (a private property development company).
John R. Morgan Alberta, Canada	Director	President and Chief Executive Officer of Vannessa Ventures Ltd. (a mineral exploration company) since January 2004. From June 2003 until December 2003, independent consultant providing mineral advisory services. Prior thereto, Vice President Operations of Carbones del Guasare S.A., Venezuela (a coal company) from May 1999 to May 2003.
Donald R. Seaman [2][3] Alberta, Canada	Director	President of D.R.S. Resource Investments Inc. (a private investment company).
Anita L. Roncin Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Grande Cache Coal since October 1, 2005 and from July 1, 2004 to October 1, 2005, Controller of Grande Cache Coal. From April 2002 to June 2004, Manager, Financial Reporting and Accounting as well as other financial positions at Fording Inc. and Elk Valley Coal Corporation. Prior thereto, Chartered Accountant with PricewaterhouseCoopers LLP.

Name and Province and Country of Residence	Position(s) with Grande Cache Coal [1]	Principal Occupation During the Five Preceding Years
Lloyd E. Metz Alberta, Canada	Vice President, Operations	Vice President, Operations of Grande Cache Coal since October 24, 2006, from December 2005 to October 20, 2006, Director, Engineering and Planning of Grande Cache Coal and from August 2005 until December 2005, Chief Mining Engineer of Grande Cache Coal. From November 2001 to April 2005, General Manager, Cardinal River Operations of Elk Valley Coal Corporation.
Eugene H. Nagai Alberta, Canada	Vice President, Marketing and Transportation	Vice President, Marketing and Transportation of Grande Cache Coal since December 11, 2006. From February 2003 to December 2006, Director of Marketing for Prism Sulphur Corporation. From June 1996 to January 2003, Account Manager, Petroleum and Chemicals for Canadian National Railway Company.
Timothy P. Riordon Alberta, Canada	General Manager of Grande Cache Operations	General Manager of Grande Cache Operations of Grande Cache Coal since November 1, 2006. From 2005 to 2006, Mine Manager, North American Construction Group. From 2003 to 2005, Mine Manager, Boroo Gold Ltd. and from 2001 to 2003, Manager of Mining, Crystallex International Corporation (a gold mining company).
Kevin R. Wade Alberta, Canada	Controller	Controller of Grande Cache Coal since December 1, 2006 and from December 3, 2005 to December 1, 2006, Manager of Accounting of Grande Cache Coal. From May 1997 to December 2005, Senior Corporate Accountant as well as other financial positions at Fording Inc. and Elk Coal Valley Corporation.
M. Rosaria Iavasile Alberta, Canada	Treasurer	Treasurer of Grande Cache Coal since May 22, 2007. Manager, Treasury of Enerflex Systems Income Fund from March 2006 to May 2007. From July 2000 to November 2005, Treasury Coordinator at Precision Drilling Income Fund.
Fred D. Davidson Alberta, Canada	Corporate Secretary	Partner, Burnet, Duckworth & Palmer LLP (a law firm).

Notes:

(1) All of the directors of Grande Cache Coal have been appointed to hold office until the next annual general meeting of shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated. Messrs. Stan and Davies have been directors of Grande Cache Coal since July 24, 2000, Messrs. Brawn, Douglas and Seaman have been directors of Grande Cache Coal since March 29, 2001 and Mr. Morgan has been a director of Grande Cache Coal since July 31, 2006.

(2) Member of the Audit Committee.

(3) Member of the Compensation, Nominating and Corporate Governance Committee.

(4) Grande Cache Coal does not have an Executive Committee.

As at the date of this Annual Information Form, the directors and executive officers of Grande Cache Coal as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 2,627,585 Common Shares, representing approximately 5.2% of the outstanding Common Shares.

Robert H. Stan, the President, Chief Executive Officer and a director of the Corporation, was the Vice-President, Marketing and Business Development of SRCL from July 1997 to March 31, 2000. On March 31, 2000 SRCL was placed in receivership by a group of secured lenders at a time of depressed metallurgical coal markets. PricewaterhouseCoopers Inc. was appointed the receiver of SRCL. SRCL's assets were sold through a sealed-bid process conducted from May through October 2000. Barry T. Davies, a director of the Corporation, was the President and Chief Operating Officer of SRCL from June 1997 to March 31, 2000.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Grande Cache Coal will be subject in connection with the operations of Grande Cache Coal. In particular, certain of the directors and officers of Grande Cache Coal are involved in managerial or director positions with other resource companies whose operations may, from time to time, be in direct competition with those of Grande Cache Coal or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Grande Cache Coal. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS

There are no material legal proceedings to which Grande Cache Coal is a party or of which any of its property is the subject, nor are any such proceedings known to Grande Cache Coal to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Grande Cache Coal, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Grande Cache Coal's outstanding voting securities, and no associate or affiliate of any of the persons or companies referred to above, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Grande Cache Coal except as disclosed elsewhere in this Annual Information Form. Fred Davidson, the Corporate Secretary of Grande Cache Coal, is a Partner of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to Grande Cache Coal.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is Grande Cache Coal's transfer agent and registrar. The registers of transfers of Grande Cache Coal's Common Shares are located in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only contract that is material to Grande Cache Coal and that was entered into within the most recently completed financial year, or before the most recently completed financial year, and which is still in effect is a shareholder protection rights plan agreement dated May 27, 2005 between the Corporation and Computershare Trust Company of Canada (the "**Plan**"), which Plan is similar to existing shareholder protection rights plans adopted by other Canadian public companies. The Plan was ratified by the shareholders of Grande Cache Coal at the annual and special meeting of shareholders held on August 17, 2005. The objectives of the Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and equitably in connection with any takeover bid for the Corporation. The Plan discourages discriminatory, coercive or unfair takeovers of the Corporation and gives the board of directors time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares of the Corporation.

In order to implement the Plan, the board of directors of the Corporation authorized the issuance of one right (a "**Right**") in respect of each Common Share of the Corporation outstanding at the close of business on May 27, 2005 (the "**Record Time**"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Common Share certificates, including certificates issued prior to the

Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, rights certificates will not be distributed to shareholders.

Rights will expire on the earlier of redemption or termination, as hereinafter described, or following the close of the annual general meeting of shareholders of the Corporation in 2008, unless shareholders at that meeting reconfirm the Plan for additional time.

If a person or a group acting in concert (an "**Acquiring Person**") acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the Common Shares (a "**Flip-in Event**") otherwise than pursuant to a takeover bid permitted by the Plan (a "**Permitted Bid**"), Rights (other than those held by such Acquiring Person which will become void) will separate from the Common Shares and permit the holder thereof to purchase Common Shares at a 50% discount to their market price.

The requirements of a "Permitted Bid" include the following:

(a) the takeover bid must be made by means of a takeover bid circular;
(b) the takeover bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;
(c) the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 50 days following the date of the takeover bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;
(d) the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and
(e) the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Plan allows for a competing Permitted Bid (a "**Competing Permitted Bid**") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

A person, or a group acting in concert, who is the beneficial owner of 20% or more of outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan). A person does not become an Acquiring Person by virtue of having entered into an agreement (a "**Permitted Lock-Up Agreement**") with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;
(b) the shareholder who has agreed to tender voting shares to the takeover bid (the "**Lock-Up Bid**") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where the offer price or value of the consideration payable under the other takeover bid or transaction is for higher consideration per share than that at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 5% higher than the offer price under the Lock-Up Bid; and
(c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration payable under another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

At any time prior to the Rights becoming exercisable, the board of directors may waive the operation of the Plan with respect to certain events before they occur, including in connection with a takeover bid. If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting shares on the terms which the board of directors considers fair to all shareholders. Any waiver of the application of the Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 10 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

The board of directors may at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Plan.

The issuance of Rights is not dilutive and will not affect reported earnings or cash flow per share until the rights separate from the underlying Common Shares and become exercisable or until the exercise of the rights. The issuance of the rights will not change the manner in which shareholders currently trade their Common Shares.

The Corporation may, with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Plan.

INTERESTS OF EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Corporation during, or relating to, the Corporation's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or company, are PricewaterhouseCoopers LLP, the Corporation's independent auditors and WEIR and AMEC, the Corporation's independent mining consultants.

Interests of Experts

To the Corporation's knowledge, no registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation's associates or affiliates (i) were held by WEIR or AMEC when WEIR or AMEC prepared the statement, report or valuation in question, (ii) were received by WEIR or AMEC after WEIR or AMEC prepared the statement, report or valuation in question, or (iii) is to be received by WEIR or AMEC.

Neither PricewaterhouseCoopers LLP, WEIR or AMEC, nor any director, officer or employee of PricewaterhouseCoopers LLP, WEIR or AMEC, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PricewaterhouseCoopers LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

ESCROWED SECURITIES

To the knowledge of Grande Cache Coal, none of the securities of Grande Cache Coal are held in escrow.

PRIOR SALES

There is no class of securities of Grande Cache Coal that is outstanding but not listed or quoted on a marketplace.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee of the Corporation is comprised of Donald J. Douglas (Chair), Robert G. Brawn and Donald R. Seaman. The following table sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
Donald J. Douglas Calgary, Alberta	Yes	Yes	Mr. Douglas is the President of United Inc., a private property development company, a position which he has held since it commenced operations in July 1993. Mr. Douglas has been, and continues to be, a director of numerous investment and management companies in Alberta, and serves as a director of certain non-profit and charitable organizations. In addition, Mr. Douglas serves as a director of a number of publicly listed companies. Mr. Douglas holds a Masters of Business Administration from IMEDE Management Development Institute in Lausanne, Switzerland and a Bachelor of Commerce from the University of Alberta.
Robert Brawn Calgary, Alberta	Yes	Yes	Mr. Brawn has over 42 years experience in the oil and gas industry. Mr. Brawn has served as a director of a number of publicly listed entities and currently serves as a director of Canetic Resources Inc. (a subsidiary of Canetic Resources Trust), Parkland Income Trust and Zapata Energy Corporation, all of which are listed on the TSX. Mr. Brawn has been the President of 738831 Alberta Ltd., a private investment company, since May 30, 2003. From April 20, 2001 until May 30, 2003, Mr. Brawn was the Chairman of Acclaim Energy Inc., a wholly-owned subsidiary of Acclaim Energy Trust (now Canetic Resources Trust). Prior thereto Mr. Brawn was the Chairman of Danoil Energy Ltd., a predecessor of Acclaim Energy Inc. Mr. Brawn received a Bachelor of Science, Engineering from the University of Alberta in 1958.

Name and Municipality of Residence	Independent	Financially Literate	Relevant Education and Experience
Donald R. Seaman Calgary, Alberta	Yes	Yes	Mr. Seaman has over 50 years experience in the oil and gas industry. Mr. Seaman is the President of D.R.S. Resource Investments Inc., a private investment company. Mr. Seaman has served as a director of a number of publicly listed entities and currently serves as a director of CCR Technologies Ltd. a company listed on the TSX, and Titan Digital Corporation, a TSX Venture Exchange listed company. Mr. Seaman received a Bachelor of Science, Mechanical Engineering from the University of Saskatchewan in 1947.

Audit Committee Mandate and Terms of Reference

The text of the Mandate and Terms of Reference of the Audit Committee is appended as Schedule "A" to this Annual Information Form.

Pre-Approval of Policies and Procedures

Under the Mandate and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Audit Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member report to the Audit Committee at the next scheduled meeting such pre-approval and the member comply with such other procedures as may be established by the Audit Committee from time to time.

The Audit Committee has determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to the Corporation by its auditors and in such case, only with the prior approval of the Audit Committee.

External Auditor Service Fees

The following table sets forth the audit service fees billed by Grande Cache Coal's external auditor, PricewaterhouseCoopers LLP since July 31, 2006 and Grande Cache Coal's former external auditor, Collins Barrow Calgary LLP, for the periods indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees		
Fiscal Year Ended March 31, 2007	$70,000	Audit of consolidated financial statements
Fiscal Year Ended March 31, 2006	$69,000	Audit of consolidated financial statements
Audit – Related Fees		
Fiscal Year Ended March 31, 2007	$18,000	Review of interim consolidated financial statements
Fiscal Year Ended March 31, 2006	$28,500	Review of interim consolidated financial statements
Tax Fees		
Fiscal Year Ended March 31, 2007	$15,950	Various taxation matters
Fiscal Year Ended March 31, 2006	$7,900	Various taxation matters
All Other Fees		
Fiscal Year Ended March 31, 2007	$Nil	
Fiscal Year Ended March 31, 2006	$12,000	Various matters related to a public offering of units and other issues

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Grande Cache Coal's securities and securities authorized for issuance under equity compensation plans is contained in Grande Cache Coal's information circular – proxy statement dated July 4, 2007 relating to the annual and special meeting of shareholders to be held on August 23, 2007. Additional financial information is provided in Grande Cache Coal's audited consolidated financial statements and management's discussion and analysis for the financial year ended March 31, 2007.

Additional information relating to Grande Cache Coal including the materials listed in the preceding paragraphs may be found on SEDAR at www.sedar.com or through the Corporation's website at www.gccoal.com.

SCHEDULE "A"

GRANDE CACHE COAL CORPORATION

AUDIT COMMITTEE

MANDATE AND TERMS OF REFERENCE

Role and Objective

The Audit Committee (the "**Committee**") is a committee of the board of directors (the "**Board**") of Grande Cache Coal Corporation ("**Grande Cache Coal**" or the "**Corporation**") to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

1. to assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Grande Cache Coal and related matters;

2. to provide better communication between directors and external auditors;

3. to enhance the external auditor's independence;

4. to increase the credibility and objectivity of financial reports; and

5. to strengthen the role of the independent directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee will be comprised of at least three (3) directors of Grande Cache Coal or such greater number as the Board may determine from time to time and all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 – Audit Committees ("**MI 52-110**") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.

2. The Board may from time to time designate one of the members of the Committee to be the Chair of the Committee.

3. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to Grande Cache Coal's internal control systems:

   - identifying, monitoring and mitigating business risks; and

- ensuring compliance with legal, ethical and regulatory requirements.

3. Review the annual and interim financial statements of Grande Cache Coal and related management's discussion and analysis ("**MD&A**") prior to their submission to the Board for approval. The process should include but not be limited to:

   - reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
   - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
   - reviewing accounting treatment of unusual or non-recurring transactions;
   - ascertaining compliance with covenants under loan agreements;
   - reviewing disclosure requirements for commitments and contingencies;
   - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   - reviewing unresolved differences between management and the external auditors; and
   - obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses and other offering documents, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of Grande Cache Coal's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. Review and approve the disclosure of audit committee information required to be included in the AIF of the Corporation prior to its filing with regulatory authorities.

6. With respect to the appointment of external auditors by the Board:

   - recommend to the Board the external auditors to be nominated;
   - recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;
   - on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;
   - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
   - review and pre-approve any non-audit services to be provided to Grande Cache Coal or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

7. Review with external auditors (and internal auditor if one is appointed by Grande Cache Coal) their assessment of the internal controls of Grande Cache Coal, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee will also review annually with the

external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Grande Cache Coal and its subsidiaries.

8. Review risk management policies and procedures of Grande Cache Coal (i.e. hedging, litigation and insurance).

9. Establish a procedure for:

   - the receipt, retention and treatment of complaints received by Grande Cache Coal regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of Grande Cache Coal of concerns regarding questionable accounting or auditing matters.

10. Review and approve Grande Cache Coal's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Grande Cache Coal.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The external auditors shall be required to report directly to the Committee. The Committee will also have the authority to investigate any financial activity of Grande Cache Coal. All employees of Grande Cache Coal are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of Grande Cache Coal without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7. The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

8. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

11. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

END